PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

06012137

28 March 2006

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 28 March, 2006.

Ref.	Title	Dated
1.	Appendix 3B – Employee Share/Option	15 December 2005
2.	Appendix 3Z – Final Director's Interest Notice	4 January 2006
3.	News Release – Paperlinx Appoints New Company Secretary And General Counsel	6 January 2006
4.	News Release – Canadian Competition Bureau Investigation Concludes	10 January 2006
5.	News Release – Dutch Restructure Further Strategic Step For Paperlinx	23 January 2006
6.	News Release – Paperlinx Interim Results	2 February 2006
7.	Letter – Reduction in Unquoted Employee Share Options	3 February 2006
8.	News Release – Paperlinx Re-Organises its Manufacturing Operations	22 February 2006
9.	Appendix 4D - Half Year Report	23 February 2006
10.	News Release – Paperlinx 2006 Half Year Financial Results	23 February 2006
11.	Paperlinx Results for the Half Year Ended 31 December 2005	23 February 2006
12.	Half Year Financial Report including Directors' Report and Auditors' Review Report	23 February 2006
13.	Presentation – Interim Results 2005/2006	23 February 2006
14.	News Release – Paperlinx Completes Acquisition of Cascades Resources	2 March 2006
15.	Appendix 3Y – Change of Director's Interest Notice (Barry J Jackson, Andrew Frank Guy & Lindsay James Yelland)	3 March 2006
16.	Appendix 3B – Employee Share/Option	3 March 2006
17.	Half Year Report to Shareholders	10 March 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares issued pursuant to the PaperlinX Employee Share/Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.32
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 December, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
446,182,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,696,340	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:15 December 2005
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Darryl Abotomey
Date of last notice	8 September, 2005
Date that director ceased to be director	31st December, 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 63,456 ordinary shares in PaperlinX; • 235,000 options to subscribe for ordinary shares in PaperlinX; • 105,000 shares in PaperlinX pursuant to the PaperlinX Senior Management Share Plan (beneficial interest subject to forfeiture if performance conditions not met); up to 100,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	203,570 performance rights under the PaperlinX Senior Management Performance Rights Plan

PaperlinX

NEWS RELEASE

STOCK EXCHANGE RELEASE

6 January, 2006

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PAPERLINX APPOINTS NEW COMPANY SECRETARY AND GENERAL COUNSEL

Mr Thomas Park, Managing Director and Chief Executive Officer of PaperlinX Limited, today announced that Mr James Orr will be appointed Company Secretary and General Counsel effective 27 March 2006 to replace Mr Richard Hobson.

James Orr has been Company Secretary and General Counsel for Sigma Company Limited over the past four years. He has Bachelor of Commerce and Bachelor of Laws degrees from the University of Melbourne and in 1988 was admitted as a Barrister and Solicitor of the Supreme Court of Victoria. "James has extensive experience as a Company Secretary and General Counsel with an ASX Top 100 company and we are very pleased that he will be joining the PaperlinX team." Mr Park said.

Richard Hobson has been Company Secretary and General Counsel of PaperlinX for the past 5 years. PaperlinX's Chairman Mr David Meiklejohn and the Board of Directors joined Tom Park in thanking Richard for his dedicated service and in particular his contribution to the establishment of PaperlinX's strong governance and compliance systems. "Richard has made a significant contribution to PaperlinX, and we wish him well in the areas of interest he has now chosen to follow", said Tom Park.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

NEWS RELEASE

STOCK EXCHANGE RELEASE

10 January, 2006

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

CANADIAN COMPETITION BUREAU INVESTIGATION CONCLUDES

The Canadian Competition Bureau announced on January 9 (Canadian Eastern time) that three Canadian fine paper merchants had been found guilty of conspiring to lessen competition as it relates to the sale of carbonless paper sheets in 1999 and 2000.

PaperlinX and its Canadian affiliates Coast Paper and Papier Turgeon have not been and will not be charged with any anti-competitive conduct and have cooperated fully with the Bureau throughout the investigation as appropriate and as requested.

There will be no financial impact from this ruling on PaperlinX, either in relation to its existing Canadian businesses, nor as a result of the announced acquisition of Cascades Resources.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

NEWS RELEASE

PRESS RELEASE

23 January, 2006

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

DUTCH RESTRUCTURE FURTHER STRATEGIC STEP FOR PAPERLINX

PaperlinX Europe have announced a restructuring of its three Dutch fine paper merchants. The restructure involves the integration of back office services to realise synergies while continuing to provide its customers with extensive service and product offering. The changes will be phased in over the first half of calendar 2006 and are expected to result in approximately 60 jobs being phased out.

This follows the recent announcements of other projects to create value including the establishment of "The Delivery Company" in the UK, the acquisition of Cascades Resources in Canada, and the commencement of the rollout of a common IT platform across Europe.

In announcing the Dutch restructure, PaperlinX CEO Mr Tom Park commented, "This is yet another step in our strategy to deliver value through leveraging the benefits of our global scale, and share best practice across the Group.

"Existing sales offices will remain open to maintain the uniqueness of our customer offerings. The restructure will achieve increased productivity in the back office, and enhance the product offering to customers.

"The restructure strengthens our position in a key market while also supporting our continued leadership position in an increasingly competitive industry."

PaperlinX Europe is Europe's leading fine paper merchant with operations in 19 countries selling around 2.5 million tonnes of paper and generating revenue of around A$5 billion.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

NEWS RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

2 February, 2006

PAPERLINX INTERIM RESULTS

PaperlinX Limited will be releasing its results for the six months to 31 December, 2005 to the Australian Stock Exchange on Thursday, 23 February, 2006.

A live webcast of the management presentation will be held at 9.30am (AEST) on 23 February. If you wish to view the webcast you should access the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast.

The presentation material to be used will be available on the website and an archived version of the webcast will be available on the website shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: + 61 (3) 8540 2302

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

3 February 2006

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam,

Reduction in Unquoted Employee Share Options

Please note that, owing to recent staff changes, the total number of unquoted employee share options in the company has reduced from 3,696,340 to 3,402,160.

Yours faithfully,

Richard Hobson
Company Secretary

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

STOCK EXCHANGE RELEASE

22 February, 2006

PAPERLINX RE-ORGANISES ITS MANUFACTURING OPERATIONS

The PaperlinX Board today announced the closure of the number 1 paper machine at Australian Paper's Shoalhaven Mill and the transfer of its paper production to its sister mill at Maryvale. The decision to close the machine follows a comprehensive review of Australian Paper's domestic customer requirements, extensive trials at the Maryvale Mill and an analysis of the financial outcomes flowing from the review and the trials.

The Company will take a pre tax charge of approximately $15 million for the closure, including generous redundancy packages as well as out-placement and retraining opportunities for affected employees. The closure is forecast to deliver significant savings for Australian Paper and will be earnings positive in 2007.

The move will strengthen Australian Paper's competitive position by capacity balancing across its four paper mills while retaining the Company's position as Australia's leading producer of printing and writing paper. Unprofitable exports will decrease with a 40,000 tonnes reduction in overall capacity, while domestic sales will be unaffected.

The closure of the Shoalhaven paper machine number 1 will take several weeks with operations expected to cease in the June quarter and 98 production roles and 21 maintenance contractor positions at Shoalhaven will be lost.

Shoalhaven Mill will continue to service the specialty paper market in Australia through the operation of Machines 2 and 3.

Australian Paper's Chief Operating Officer, David Goldthorp, said "ongoing competition from imports, increasing fuel and distribution costs and a strong Australian dollar has placed Australian Paper under significant pressure".

"Today, Australian Paper's Communication Papers business reported a loss for our first half results for 2006. To enable the Company to retain a sustainable manufacturing presence in Australia the decision to close the number 1 paper machine has been unavoidable. The Company has maintained ongoing communication with employees and unions throughout the process and I would like to thank them for their cooperation".

NEWS RELEASE

"Over the past 12 months the Company has announced a number of operational actions, including the pulp mill upgrade at Maryvale and investment in growth areas such as our brands, to improve profitability and return Australian Paper's business to its target return on average funds employed over time," Mr Goldthorp said.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, South Africa, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

23 February, 2006

Company Announcements Office,
Australian Stock Exchange,
20 Bridge Street,
Sydney NSW 2000

No of Attachments: 4

Half Year Results for Announcement to Market

We attach the following pursuant to Listing Rule 4.2A:

- ASX Appendix 4D (Half Year Report) and Statement to ASX for six months ended 31 December 2005
- News Release on PaperlinX Limited's results for the half year ended 31 December 2005
- Half Year Financial Report including the Directors' Report and Auditors' Review Report.

The information contained in the Half Year Report should be read in conjunction with the most recent annual financial report.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY

Rules 4.3 A

Appendix 4D

82-5061

Half Year Report

Introduced 1/1/2003.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
70 005 146 350	X		31 DECEMBER 2005

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales	down	8%	to	3,593.0
Revenues from ordinary activities *(item 1.1)*	down	7%	to	3,605.1
Net profit for the period excluding Australian Tax Consolidation attributable to members	down	41%	to	35.3
Profit (loss) from ordinary activities after tax attributable to members (*item 1.16*)	down	73%	to	35.3
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5)*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	down	73%	to	35.3

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)*	5.5¢	Nil
This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 31 December 2003.		
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	13.5¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	15 March 2006

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(items 1.17 -1.19)*	3,605.1	3,896.0
1.2	Expenses from ordinary activities (*items 1.20 & 1.21)*	(3,526.1)	(3,785.4)
1.3	Net finance costs	(32.7)	(37.2)
1.4	Share of net profits (losses) of associates and joint venture entities (*item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**46.3**	**73.4**
1.6	Income tax benefit/(expense) on ordinary activities	(11.0)	59.1
1.7	**Profit (loss) from ordinary activities after tax**	**35.3**	**132.5**
1.8	Profit (loss) from extraordinary items after tax (*item 2.5*)	-	-
1.9	**Net profit (loss)**	**35.3**	**132.5**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**35.3**	**132.5**

Earnings per security (EPS)		Current period	Previous corresponding period
1.12	Basic EPS	7.9¢	29.7¢
1.13	Diluted EPS	7.9¢	29.6¢

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$M	Previous corresponding period – A$M
1.14	Profit (loss) from ordinary activities after tax (*item 1.7*)	35.3	132.5
1.15	Less (plus) outside +equity interests	-	-
1.16	**Profit (loss) from ordinary activities after tax, attributable to members**	**35.3**	**132.5**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

		Current period – A$M	Previous corresponding period – A$M
1.17	Revenue from sales or services	Refer Below	Refer Below
1.18	Interest revenue	Refer Below	Refer Below
1.19	Other relevant revenue	Refer Below	Refer Below
1.20	Details of relevant expenses	Refer Below	Refer Below
1.21	Depreciation (item 1.50) and amortisation excluding amortisation of intangibles *(item 2.3)*	(41.5)	(42.5)
Capitalised outlays			
1.22	Interest costs capitalised in asset values	-	-
1.23	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES		
	Revenue from operating activities		
1.24	Sales of goods	3,593.0	3,891.4
	Rendering of services:		
1.25	Commissions	3.9	4.6
1.26	Sub-total – Revenue from Operating Activities	3,596.9	3,896.0
	Revenue from outside operating activities		
1.27	Insurance recoveries	-	0.1
1.28	Rent received	1.0	0.9
1.29	Other Sundry Revenues	-	-
		1.0	1.0
1.30	Dividends received	0.8	-
1.31	Profit on disposal of non-current assets	6.4	-
		7.2	-
1.32	Sub-total – Revenue from outside operating activities	8.2	1.0
1.33	**TOTAL REVENUE FROM ORDINARY ACTIVITIES**	3,605.1	3,896.0

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses from ordinary activities		
1.34	Cost of Sales	(2,938.5)	(3,139.7)
1.35	Distribution and Warehousing Expenses	(206.0)	(226.8)
1.36	Sales and Marketing expenses	(168.0)	(168.3)
1.37	General and Administration expenses	(212.2)	(249.8)
1.38	Research and Development expenses	(1.4)	(0.8)
1.39	**Total expenses from ordinary activities**	(3,526.1)	(3,785.4)

	Net financing costs		
	Financial income:		
1.40	Interest income	2.5	1.8
1.41	Foreign exchange gains	1.5	0.2
1.42	**Total financial income**	**4.0**	**2.0**
	Financial expenses:		
1.43	Interest expense	(35.4)	(38.1)
1.44	Other borrowing costs	(1.3)	(1.1)
1.45	**Total financial expenses**	**(36.7)**	**(39.2)**
1.46	**Total net financing costs**	**(32.7)**	**(37.2)**
	Net interest expense:		
1.47	Interest income	2.5	1.8
1.48	Interest expense	(35.4)	(38.1)
1.49	**Total net interest expense**	**(33.9)**	**(36.3)**

		Current Period A$m	Previous Corresponding Period A$m
	Profit from ordinary activities before income tax		
	Profit from ordinary activities before tax comprises the following:		
1.50	Profit from ordinary activities before depreciation, amortisation, net interest and income tax	129.4	161.7
1.51	Depreciation and amortisation	(50.2)	(52.0)
1.52	Profit from ordinary activities before net interest and income tax	79.2	109.7
1.53	Net interest	(32.9)	(36.3)
1.54	**Profit from ordinary activities before income tax**	46.3	73.4

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.55	Retained profits (accumulated losses) at the beginning of the financial period	(44.1)	(56.5)
1.56	Net profit (loss) attributable to members (*item 1.11*)	35.3	132.5
1.57	Net transfers from (to) reserves *(details if material)*	-	-
1.58	Employee share options	1.8	1.2
1.59	Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	(0.3)	-
1.60	Dividends provided	-	-
1.61	Dividends paid	(53.5)	(62.5)
1.62	Actuarial gains/ (losses) on Defined Benefit Plans	-	(17.3)
1.63	**Retained profits (accumulated losses) at end of financial period**	**(60.8)**	**(2.6)**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of computer software	8.7	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**8.7**	**-**	**-**	**-**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

There was no amortisation of goodwill in the previous corresponding period.

Comparison of half year profits *(Preliminary final report only)*		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.16 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	289.0	429.1	239.1
4.2	Trade and other receivables	1,489.8	1,433.1	1,614.1
4.3	Investments	-	-	-
4.4	Inventories	814.9	811.7	866.3
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**2,593.7**	**2,673.9**	**2,719.5**
	Non-current assets			
4.8	Receivables	5.1	5.4	6.8
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	13.5	13.3	16.3
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	977.0	988.5	1,011.1
4.15	Intangible assets (net)	405.7	400.4	436.3
4.16	Deferred tax assets	83.4	85.2	73.6
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,484.7**	**1,492.8**	**1,544.1**
4.19	**Total assets**	**4,078.4**	**4,166.7**	**4,263.6**
	Current liabilities			
4.20	Trade and other payables	958.8	1,041.9	1,010.2
4.21	Interest bearing liabilities	266.2	266.6	86.8
4.22	Current tax liabilities	6.4	3.8	10.2
4.23	Provisions exc. tax liabilities	59.9	60.7	65.0
4.24	Other	-	-	-
4.25	**Total current liabilities**	**1,291.3**	**1,373.0**	**1,172.2**
	Non-current liabilities			
4.26	Payables	120.0	119.7	102.3
4.27	Interest bearing liabilities	1,039.9	1,036.0	1,275.4
4.28	Deferred tax liabilities	19.4	19.3	17.5
4.29	Provisions exc. tax liabilities	43.7	42.0	42.7
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**1,223.0**	**1,217.0**	**1,437.9**
4.32	**Total liabilities**	**2,514.3**	**2,590.0**	**2,610.1**
4.33	**Net assets**	**1,564.1**	**1,576.7**	**1,653.5**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,691.7	1,691.5	1,691.1
4.35	Reserves	(66.9)	(71.6)	(36.0)
4.36	Retained profits (accumulated losses)	(60.8)	(44.1)	(2.6)
4.37	**Equity attributable to members of the parent entity**	**1,564.0**	**1,575.8**	**1,652.5**
4.38	Minority interests in controlled entities	0.1	0.9	1.0
4.39	**Total equity**	**1,564.1**	**1,576.7**	**1,653.5**
4.40	Preference capital included as part of 4.37	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,559.5	3,903.1
7.2	Payments to suppliers and employees	(3,557.5)	(3,843.5)
7.3	Dividends received from associates	0.8	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	2.5	2.2
7.6	Interest and other costs of finance paid	(36.3)	(38.3)
7.7	Income taxes paid	(6.3)	(21.2)
7.8	Other (provide details if material)	4.9	5.6
7.9	**Net operating cash flows**	**(32.4)**	**7.9**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(45.7)	(37.1)
7.11	Proceeds from sale of property, plant and equipment	18.9	19.7
7.12	Payment for purchases of controlled entities and assets	(0.8)	(42.3)
7.13	Proceeds from sale of controlled entities and assets	-	-
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	(0.4)	0.3
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(28.0)**	**(59.4)**
	Cash flows related to financing activities		
7.18 (1)	Proceeds from issues of shares	-	0.3
(2)	Proceeds from employee share plan loans	0.1	-
7.19	Proceeds from borrowings	478.0	142.5
7.20	Repayment of borrowings	(498.1)	(206.7)
7.21	Dividends paid	(53.4)	(62.2)
7.22 (1)	Other - Loans (repaid to)/received from other persons	-	-
(2)	Other – Principal lease repayments	-	-
7.23	**Net financing cash flows**	**(73.4)**	**(126.6)**
7.24	**Net increase (decrease) in cash held**	**(133.8)**	**(178.1)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	427.8	445.0
7.26	Exchange rate adjustments to item 7.25.	(6.7)	(30.4)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**287.3**	**236.5**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	218.5	209.0
8.2	Deposits at call	70.5	30.1
8.3	Bank overdraft	(1.7)	(2.6)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**287.3**	**236.5**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	1.3%	1.9%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	2.3%	8%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding Period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	7.9¢	29.7¢
b) Diluted EPS (if materially different from the Basic EPS)	7.9¢	29.6¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS - million	446.2	446.1
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS - million	449.5	448.3

NTA backing

	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	$2.41	$2.56

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	5 April 2006
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	15 March 2006
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	5.5¢	NIL	N/A
15.7	Previous year (30% tax rate)	13.5¢	NIL	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided for at 31 December 2005	Not provided for at 31 December 2004
	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)* Refer 15.6 above		
15.13	**Total**	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
17.1 Equity accounted associates and joint venture entities NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	446,182,209			
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues	-	-	-	-
	– Exercise of Options	10,000	10,000	$3.32	$3.32
	(b) Increase through long term incentive plan	-	-	-	-
	(c) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	3,610,440	Nil	Various	N/A
18.8	Issued during current period	1,022,140	Nil	$2.77	N/A
18.9	Exercised during current period	-	Nil	$3.13	N/A
		10,000	Nil	$3.32	N/A
		-	Nil	$3.50	N/A
		-	Nil	$4.12	N/A
		-	Nil	$4.18	N/A
		-	Nil	$5.13	N/A
		-	Nil	$4.76	N/A
		-	Nil	$4.64	N/A
		-	Nil	$4.85	N/A
18.10	Expired during current period	137,390	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 114: Segment Reporting* and for half year reports, *AASB 134: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
SEGMENT REPORTING	$m	$m	$m	$m	$m
For the period ended 31 December 2005					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	92.0	3,337.6	2.6	3,340.2	2,950.6
Communication Papers	(0.2)	343.9	1.1	345.0	621.9
Packaging Papers	2.8	122.9	-	122.9	294.8
Corporate and Other	(15.4)	50.8	1.2	52.0	127.7
Profit before net interest and income tax	79.2				
Net interest (1)	(32.9)				
Profit before income tax	46.3				
Income tax expense (1)	(11.0)				
Income tax benefit – Australian consolidation adjustment (1)	-				
Inter-segment sales (2)		(262.2)		(262.2)	
Unallocated revenue (4)			7.2	7.2	
Unallocated assets (deferred tax assets)					83.4
	35.3	3,593.0	12.1	3,605.1	4,078.4

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2004					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	105.7	3,618.5	2.2	3,620.7	3,181.0
Communication Papers	10.6	349.9	2.4	352.3	610.0
Packaging Papers	6.2	129.3	-	129.3	298.4
Corporate and Other	(12.8)	52.1	1.0	53.1	100.6
Profit before net interest and income tax	109.7				
Net interest (1)	(36.3)				
Profit before income tax	73.4				
Income tax expense (1)	(13.9)				
Income tax benefit – Australian consolidation adjustment (1)	73.0				
Inter-segment sales (2)		(258.4)		(258.4)	
Unallocated revenue (4)					
Unallocated assets (deferred tax assets)					73.6
	132.5	3,891.4	5.6	3,897.0	4,263.6

+ See chapter 19 for defined terms.

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2005 $m	2004 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	3.9	4.6
Other revenue from outside operating activities	1.0	1.0
	4.9	5.6
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	7.2	-
	12.1	5.6

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 134: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 134: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached News Release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 5 April 2006 – 5.5 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2005.

The final dividend for the year ended 30 June 2005 on ordinary shares was paid on 28 September 2005 – 12.0 cents per share, unfranked on fully paid shares.

The interim dividend for the prior period on ordinary shares was paid on 4 April 2005 – 13.5 cents per share, unfranked on fully paid shares.

The balance of the consolidated franking account as at 31 December 2005 was $Nil (2004: $Nil). After taking into account the estimated income tax payable/(refund) as at 31 December 2005 the balance of the franking account is estimated to be $Nil (2004: $Nil).

It is expected that any final dividend in respect of the year ending 30 June 2006 will be unfranked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Change In Accounting Policy

PaperlinX Limited has taken advantage of the election under AASB 1 to not restate for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB *139 Financial Instruments: Recognition and Measurement.*

There are no adjustments for 1 July 2004 or the financial year ended 30 June 2005 as previous AGAAP continues to apply.

As at 1 July 2005, the adjustments to the consolidated entity are as follows:

- under previous AGAAP, not all derivatives were recognised in the balance sheet. On adoption of AASB 139, all derivatives are recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the balance sheet with a corresponding decrease in retained earnings of $0.3 million.
- debt establishment costs which were capitalised and amortised over the term of the borrowing under previous AGAAP, are recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This results in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	X	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 22 February 2006
(Company Secretary)

Print name: Richard Hobson

+ See chapter 19 for defined terms.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

STOCK EXCHANGE RELEASE

23 February 2006

PAPERLINX 2006 HALF YEAR FINANCIAL RESULTS

PaperlinX today announced profit after tax for the six months ended 31 December 2005 of $35.3 million compared with $30.2 million for the six months ended 30 June 2005, and $59.5 million (before the benefit of Australian Tax Consolidation (ATC)) for the same period last year. The current result and prior periods have been reported under AIFRS.

Commenting on the announcement today, PaperlinX CEO Tom Park said, "It was clear this would be a tough half for us, and it was. The result is as expected in a depressed market environment where the coincident factors of price, volume and the ability to recover input cost increases in manufacturing have all tracked negatively. We are continuing to make progress on those key areas under our control. Earnings from our global paper merchanting business have partially offset the significant decline in profitability at Australian Paper and helped maintain our position in the top quartile of global paper company returns."

"We are seeing signs that our strategy to strengthen existing businesses and leverage our global merchanting position is bearing fruit, with a range of recently announced initiatives expected to deliver a sustainable net benefit to operating profit of over $100 million per annum in 2009, building from a net benefit of over $35 million in 2007."

Mr Park added, "The merchanting business continues to be the growth engine for PaperlinX. It has partially insulated us from the downturn in our Australian manufacturing business, and we will look to expand this business further in markets where there are potential consolidation benefits."

Today, the company also announced the closure of the number 1 paper machine at its Shoalhaven Mill. The closure is part of a broader review of the Australian Paper business aimed at supporting returns in the business through the cycle. The closure will be finalised during the June quarter of 2006.

"We are making tough decisions to turn the corner on Australian Paper in this depressed environment. We have previously advised of our intention to reinvest in and refocus our manufacturing assets to maximise returns. We have upgraded the number 1 paper machine at Maryvale Mill, and have commenced a project to

NEWS RELEASE

upgrade the pulp mill at the same plant. We have reinvested in our Reflex® and Australian® brands of copy paper, and we have now announced changes at our Shoalhaven Mill. All of these initiatives will build value for the future despite the difficult economic environment."

"PaperlinX will continue to focus on identifying opportunities to improve our existing businesses. We believe that PaperlinX is well placed to weather this downturn in the cycle, and is well positioned to benefit from the eventual upturn."

Summary of Result

- Earnings after tax for the six months ended 31 December 2005 were $35.3 million.
- The current return on funds employed maintains PaperlinX's position in the top quartile of global paper companies, and is the result of the company's unique market position, tight cost control in the paper merchanting business (trading expenses more than 3% lower versus prior period), and continued reduction in working capital (down $123 million versus December 2004).
- The Paper Merchanting business achieved earnings before interest and tax of $92 million, down $14 million (13%) on the previous corresponding period. The decline in earnings was primarily due to lower average prices and lower volumes, particularly in the UK and Australia/New Zealand markets. Working capital was reduced in all geographic regions, expenses were well down, and the business returned 11.0% on funds employed despite weak trading conditions (exceeding our cost of capital).
- Earnings before interest and tax for Australian Paper declined to $2.6 million from $16.8 million in the previous corresponding period. This was primarily a result of the continued impact of depressed paper selling prices in Australia and the increased cost of manufacturing inputs, particularly chemicals and fuel oil, which were unable to be passed along in pricing. Australian Paper has clear plans underway to reverse the decline in profitability at both operational and structural levels.
- Net debt to net debt plus equity was 39.4%, which is lower than last December and the Group's target range of 40% to 50%. Interest cover was 2.4 times. Both of these ratios are in compliance with debt covenants.
- Directors declared an unfranked interim dividend of 5.5 cents per share, representing a 70% payout ratio.

NEWS RELEASE

Business Improvement Initiatives

Over the past year, PaperlinX has announced initiatives that are expected to produce at least $100 million per annum in incremental operating earnings in 2009, with a net positive contribution to operating earnings of over $35 million in 2007.

One off costs associated with these initiatives will be incurred in 2006, partially funded from one off benefits arising primarily from the profit on sale of non-core assets (primarily property). The net impact on 2006 full year pre tax earnings is expected to be a charge of $10 – 20 million, including a $15 million charge for the closure of the Shoalhaven number 1 paper machine. Working capital reductions and minor impacts on debt levels will also result.

Initiatives announced over the past year include:

- Upgrade to Maryvale kraft pulp capacity and bleach plant
    - to improve paper quality, reduce pulp costs and improve our environmental impact
- Closure of Shoalhaven number 1 paper machine and transfer of production to Maryvale
    - to improve overall production efficiency by replacing unprofitable products made for the export market at Maryvale with products that are currently manufactured on Shoalhaven number 1 paper machine. Overall capacity will reduce by 40,000 tonnes, and 98 positions will be lost.
- Netherlands Integration
    - integration of businesses to realise synergies in commercial print and packaging services. The changes will be phased in over the first half of calendar 2006 and are expected to result in a reduction of approximately 60 jobs.
- Establishment and roll-out of The Delivery Co in the UK
    - integration of the individual logistics operations of our UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities.
- Roll-out of common European IT systems
    - creation of a common IT platform to improve inventory and warehouse control in order to improve working capital management, deliver a range of other synergy benefits and improve service to our customers.

NEWS RELEASE

- Progression of enhanced alliances with strategic suppliers
  - working with strategic suppliers to build competitiveness and grow volumes together.
- Successful upgrade of the number 1 paper machine at Maryvale Mill
  - world class product quality to enhance our competitive position.
- Acquisition of Cascades Resources in Canada
  - build economies of scale and realise synergies by consolidating existing businesses in Canada.
- Closure of Portuguese paper merchant business, Tulipel (February 2006)
  - exiting a small poorly performing business.
- Successful integration of Hestbech in Denmark.
  - to leverage consolidation benefits with existing businesses.

For further information, please contact:

Mr David Shirer
Executive General Manager - Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America, South Africa and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Release Time 8.30am Australian eastern summer time
Date 23 February 2006

PAPERLINX RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

PaperlinX has reported operating earnings (EBIT) of $79.2 million and after tax earnings of $35.3 million for the first half of fiscal 2006. The current result and prior periods have been reported under AIFRS.

- **These results reflect a continuation of the adverse trading conditions experienced in the January / June 2005 period which impacted volumes and selling prices. The after tax profit compares with $30.2 million for the six months ended 30 June 2005, but is below the prior corresponding period.**
- **Despite reduced returns in the half year, PaperlinX return on funds employed has been maintained in the top quartile of global paper companies as a result of strategic diversification, tight expense management (merchant expenses more than 3% lower versus prior period) and continued reductions in working capital (down $123 million from last December). The merchanting businesses returned 11% on funds employed, exceeding our cost of capital.**
- **Including today's announcement on the Shoalhaven Mill, strategic initiatives expected to contribute over $100 million of sustainable incremental operating earnings in 2009 and over $35 million to operating earnings in 2007 have been developed and announced over the past year.**
- **The interim dividend of 5.5 cents per share represents a 70% payout ratio.**

PAPERLINX LIMITED AND CONTROLLED ENTITIES		6 months ended 31 December		
		2005	2004	% change
Sales Revenue	$M	3,593	3,891	(8)
Earnings from Ordinary Activities before interest, income tax, amortisation and depreciation	$M	129.4	161.7	(20)
Earnings from Ordinary Activities before interest & income tax	$M	79.2	109.7	(28)
Profit from Ordinary Activities before tax	$M	46.3	73.4	(37)
Profit from Ordinary Activities after income tax	$M	35.3	59.5[1]	(41)
Key Ratios				
Earnings from before interest and income tax to average funds employed	%	6.1	8.0	
Working Capital to Sales	%	18.9	19.0	
Net interest cover (times)	x	2.4	3.0	
Net debt/Net debt & Equity	%	39.4	40.4	
Earnings per share (excluding ATC)	cps	7.9	13.3[1]	
Dividend per share	cps	5.5	13.5	

[1] Excludes benefit of entering Australian Tax consolidation regime of $73 million

***Note:** In this statement, currency is in Australian dollars unless otherwise indicated.*

Commentary on the Group Interim Results

Introduction

PaperlinX's financial results for the six months ended 31 December 2005 reflect a continuation of the difficult market conditions seen during fiscal 2005 and the adverse conditions particularly seen in the second half of that year. Reported profit after tax of $35.3 million compared with $30.2 million for the six months ended 30 June 2005, but was 41% below the prior corresponding period (excluding prior year benefits of Australian Tax Consolidation). These results have been impacted by static global paper demand, excess global supply of paper and a weak US$ resulting in lower volumes and continued weak paper selling prices in Australia/New Zealand and Europe. Specific impacts in Europe also included reduced supply during an industry wide strike in Finland and flow-on impacts from a failed mill coated paper price increase in the 4th quarter of fiscal 2005. These negative factors have been mitigated to some extent by good progress on reducing working capital and lowering operating expenses (merchants down more than 3%). While returns are well below our target, they remain in the top quartile of global paper companies.

To redress the marketplace issues and to improve our competitiveness, projects and other initiatives that are expected to result in at least $100 million per annum of sustainable incremental contribution to operating earnings in 2009 have been developed over the past year and are currently under way. Payback of most initiatives is short, with positive net benefit to operating profit expected in 2007 of over $35 million.

One off costs associated with these initiatives will be incurred in 2006, partially funded from one-off benefits arising primarily from the profit on sale of non-core assets (including property). The net negative impact on 2006 pre tax earning is expected to be $10 – 20 million, including a $15 million charge for the closure of the Shoalhaven number 1 paper machine. Working capital reductions and minor impacts on debt levels will also result.

Initiatives announced over the past year include:

- Upgrade to Maryvale kraft pulp capacity and bleach plant
    - to improve paper quality, reduce pulp costs and improve our environmental impact
- Closure of Shoalhaven number 1 paper machine and transfer of production to Maryvale
    - to improve overall operating efficiency by replacing unprofitable products made for the export market at Maryvale with products that are currently manufactured on Shoalhaven number 1 paper machine. Overall capacity will reduce by 40,000 tonnes, and 98 positions will be lost.
- Netherlands Integration
    - integration of businesses to realise synergies in commercial print and packaging services. The changes will be phased in over the first half of calendar 2006 and are expected to result in a reduction of approximately 60 jobs.
- Establishment and roll-out of The Delivery Co in the UK
    - integration of the individual logistics operations of our UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities.
- Roll-out of common European IT systems
    - creation of a common IT platform to improve inventory and warehouse control in order to improve working capital management, deliver a range of other synergy benefits and improve service to our customers.
- Progression of enhanced alliances with strategic suppliers
    - working with strategic suppliers to build competitiveness and grow volumes together.

- Successful upgrade of the number 1 paper machine at Maryvale Mill
  - world class product quality to enhance our competitive position.
- Acquisition of Cascades Resources in Canada
  - build economies of scale and realise synergies by consolidating existing businesses in Canada.
- Closure of Portuguese paper merchant business, Tulipel (February 2006)
  - exiting a small poorly performing business.
- Successful integration of Hestbech in Denmark.
  - leverage consolidation benefits with existing businesses.

Paper Merchanting

The Paper Merchanting businesses achieved earnings before interest and tax of $92 million, down $14 million (13%). The decline in earnings was primarily due to lower average prices and lower volumes, particularly in the UK and Australia/New Zealand markets. Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Return on average funds employed was 11.0%, above our cost of capital. Overall expenses reduced by more than 3% as management made good progress against targets. Working capital reductions have continued, with all businesses at lower levels than in the prior corresponding period. The overall working capital to sales ratio reduced to 16.1% from 16.5%. Operating earnings were impacted by lower earnings primarily in Europe (down 9% in local currency) and in Australia/New Zealand (down 29%). Strong improvements were seen in North America (up 16%) and Asia (up 26%).

Australian Paper

Earnings from Australian Paper have remained under significant pressure. Operating earnings of $2.6 million reflect the continued impact of depressed Australian paper selling prices as a combined result of a strong Australian dollar and over supply in global paper markets. This has meant a continued high level of paper imports lowering paper selling prices in Australia. The strong Australian dollar has also resulted in lower returns from exports which are priced in US dollars.

In addition, Australian Paper has continued to face input cost increases, such as fuel oil and chemicals, that it is unable to pass on in the current price environment; these have also adversely impacted operating margins.

The upgrade of the number 1 paper machine at Maryvale Mill has been completed and the machine start up phase has gone to plan, with product tested successfully with customers. The pulp mill project is progressing as planned, with considerable progress made on negotiation and selection of major equipment packages. PaperlinX has also announced today the closure of the number 1 paper machine at the Shoalhaven Mill to rebalance capacity towards higher returning markets, with a charge against profits in the second half of around $15 million.

OPERATING EARNINGS

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the six months to 31 December 2005.

	EBIT		Sales Revenue		Total Assets	
	Dec 2005 $M	Dec 2004 $M	Dec 2005 $M	Dec 2004 $M	Dec 2005 $M	Dec 2004 $M
Industry Segments						
Merchanting and Trading						
Asia	2.0	1.6	51	45	55	50
Australia / New Zealand	12.1	17.2	512	531	423	477
Europe[1]	62.5	74.5	2,234	2,499	2,038	2,262
North America	15.8	14.0	471	459	400	350
Paper Trading and Other	(0.4)	(1.6)	69	84	34	42
Total Merchanting & Paper Trading [1]	92.0	105.7	3,337	3,618	2,950	3,181
Communication Papers	(0.2)	10.6	344	350	622	610
Packaging Papers	2.8	6.2	123	129	295	298
Corporate and Other	(15.4)	(12.8)	51	52	128	101
Operating earnings before interest & income tax	79.2	109.7				
Net Interest	(32.9)	(36.3)				
Income Tax Expense	(11.0)	(13.9)[2]				
Outside Equity Interests						
Inter-segment Sales			(262)	(258)		
Unallocated Assets (deferred tax assets)					83	74
Total	35.3	59.5[2]	3,593	3,891	4,078	4,264

Notes

(1) Includes benefit of sale of property in Denmark of €3.5 million partially offset by one-off costs of restructurings
(2) Excludes benefit of entering Australian Tax consolidation regime of $73 million

Working Capital

Working capital for the Group at December 2005 of $1,359 million was $123 million (including currency benefits) or 8% lower than December 2004. Working capital in all major operating regions decreased as a result of our continued focus on this key area. The working capital to sales ratio was 18.9% compared to 19.0% in the prior corresponding period, with merchants reducing from 16.5% to 16.1%. All three components of working capital improved versus prior period.


$m
Working Capital - Currency adjusted
1,500
1,400
1,300
1,200
Trend
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05

Dividend

Directors have declared an unfranked interim dividend of 5.5 cents per share representing a 70% payout ratio.

The interim dividend will be mailed on 5th April 2006 to shareholders on record as of 15th March 2006 as being entitled to the dividend.

Financial Position

At 31 December 2005, PaperlinX has a gearing ratio of net debt to net debt plus equity of 39.4%, which is lower than last December and the Group's target range of 40% to 50%. Interest cover was 2.4 times. Both of these ratios are in compliance with debt covenants.

Cash generated by operations excluding working capital movement was $89 million. Net cash flow from operations after working capital movements was seasonally low at $(32) million impacted by the seasonal rise in working capital between June and December. Net debt has reduced to $1,017 million compared to $1,123 million at the same period last year.

There have been no significant changes in funding arrangements. PaperlinX has an appropriate mix of long, medium and short term debt, and has undrawn lines of credit available to it beyond current foreseeable needs.

Capital expenditure in the period was $46 million which was 91% of depreciation. In the last six months PaperlinX has committed to an upgrade of its pulping capacity and associated facilities at the Maryvale Mill at a cost of $203 million over the next three years and announced the acquisition of Cascades Fine paper merchanting division for A$97 million. PaperlinX has funding available for its current and planned projects.

Australian Tax Consolidation

In the first half of fiscal year 2005 (the prior corresponding period, from 1 July 2004 to 31 December 2004) PaperlinX recorded a one-off $73 million gain from its election to form a tax consolidation group in Australia from 1 July 2003. Details have been previously reported.

Australian International Financial Reporting Standards (AIFRS)

These results are reported against the Australian equivalents to the International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The prior corresponding period results have also been restated.

Employees

As at 31 December 2005 PaperlinX had 9,239 employees, down 3.5% versus prior and down 4.7% versus two years ago. 30% of our employees are in Australia/New Zealand, 56% in Europe and 13% in North America.

Environmental

There have been some significant steps undertaken to improve overall environmental performance with the announcement of the Maryvale Pulp Mill upgrade and introduction of the ECF (elemental chlorine free) bleaching process. This will reduce air emissions, odour, greenhouse gas emissions and liquid waste as well as provide strong economic benefits. Key projects across the logistics activities will improve fleet utilisation and reduce overall greenhouse gas emissions.

During the period Spicers Paper in Australia, US and Hong Kong achieved Forest Stewardship Council (FSC) environmental chain of custody certification.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the period.

Safety

The Group's rolling 12 month LTIFR (lost time injury frequency rate) has declined by 42% to 5.7, with clear improvement by our European businesses since acquisition. The MTIFR (medically treated injury frequency rate) over the same period has reduced by 33%. Safety is a key focus for PaperlinX and receives significant attention by management and the Board.


12 month rolling LTIFR
(injuries per million hours worked)
12
11
10
9
8
7
6
5
4
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05

BALANCE SHEET

PAPERLINX LIMITED AND CONTROLLED ENTITIES		December 2005	June 2005
Current Assets	$m	2,593.7	2,673.9
Non Current Assets	$m	1,484.7	1,492.8
Total Assets	$m	4,078.4	4,166.7
Current Liabilities	$m	1,291.3	1,373.0
Non Current Liabilities	$m	1,223.0	1,217.0
Total Liabilities	$m	2,514.3	2,590.0
Shareholders Equity	$m	1,564.1	1,576.7
Key Balance Sheet Ratios			
Net Debt	$m	1,017.1	873.5
Net debt to net debt and shareholders equity	%	39.4	35.7
Net debt to shareholders equity	%	65.0	55.4
Net tangible assets per share	$	2.41	2.44

INCOME STATEMENT

PAPERLINX LIMITED AND CONTROLLED ENTITIES	6 months ended 31 December 2005 $M	2004 $M
SALES REVENUE	3,593.0	3,891.4
Operating Earnings before depreciation, amortisation, interest and income tax (EBITDA)	129.4	161.7
Depreciation and amortisation	(50.2)	(52.0)
Operating Earnings before interest and income tax (EBIT)	79.2	109.7
Net Interest Expense	(32.9)	(36.3)
Operating profit from Ordinary Activities before income tax	46.3	73.4
Income tax expense on Operating profit	(11.0)	(13.9)
Outside Equity Interests	0.0	0.0
NET PROFIT AFTER TAX	35.3	59.5[1]

(1) Excludes benefit of entering Australian Tax consolidation regime of $73 million

RETURN ON AVERAGE FUNDS EMPLOYED [1]

		6 months Dec 05	6 months Dec 04
Merchanting*	%	11.0	11.4
Australian Paper*	%	0.8	3.7
PaperlinX Group	%	6.1	8.0

* before allocation of corporate overheads

(1) EBIT / average funds employed

Summary

Market conditions in the six months to 31 December 2005 reflected a continuation of the adverse trading conditions of the immediately preceding six months. The negative movement in the paper cycle over recent years has been magnified in Australia by the weakening of the US dollar. Globally we are now seeing announced strategic capacity reductions which are positive to the industry environment, and in time could underpin pricing as is occurring following capacity reductions in North America.

We expect that one off costs associated with initiatives already announced will be partially offset by one off gains in areas such as profit on the sale of non-core assets (including property). The expected net negative impact in the 2006 financial year pre tax earnings is $10 - $20 million in total, including the $15 million charge for the closure of the number 1 paper machine at Shoalhaven. Pay back of most of the initiatives underway is short with expected positive contribution to earnings of over $35 million in 2007 and over $100 million per annum in 2009.

The results for the 2006 financial year will be heavily influenced by the direction of the key external variables: paper demand and selling prices, global currency relativities and movements in key input costs. However, the Group has made significant progress on the key areas within its control, and has a range of initiatives under way to improve profitability along with plans for continued reduction in working capital and seasonal improvement in operating cash flow through June 2006.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

APPENDIX 1 – VARIATION ANALYSIS

Sales revenue was $3.6 billion, a decrease of 8% from $3.9 billion in the prior corresponding period. The decrease primarily reflects the combined impact of currency translation, lower paper selling prices in Australia and New Zealand and lower sales volumes in Europe (primarily the UK). EBIT was $79 million, including a range of one-off gains and losses. This decrease of 28% compared with the prior year period mainly reflects reduced prices and margins realised. Continued progress on reducing expenses has helped earnings. External cost pressures have remained, with impact most significant in our Australian manufacturing businesses. The high level of the Australian dollar has continued to depress Australian paper selling prices and volumes and receipts on exports from Australia.

EBIT VARIATION ANALYSIS BY MAJOR INFLUENCE



A$ million
120
100
80
60
40
20
0
1H05
Direct Currency
Volume/mix
Price/Margin
Manufacturing costs
Expenses
Other
1H06

Direct Currency

The currency variation includes the impact on translation of overseas earnings and the impact on receipts for exports from Australia. The average level of the Australian dollar was higher than in the prior corresponding period (see chart) although the absolute period on period impact was modest.

USD/AUD Exchange Rate



$0.80
$0.70
$0.60
$0.50
$0.40
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05

Volume/Mix

Woodfree Coated Consumption ('000 tonnes)


700
650
600
550
500
450
400
350
300
Jan-04
Jul-04
Jan-05
Jul-05
Western Europe
North America

Lower volumes in paper merchanting were primarily a result of restructurings and weaker volumes in the UK as demand eased during the period, as well as the negative impacts of the Finnish strike restricting supply and failed mill coated woodfree paper price increase in Europe in Q4 F'05. Overall industry volumes in the US and Europe have shown little growth (see chart). Overall mix provided a positive variance, but was overshadowed by the negative volume impact. Mix refers to changes in paper grades sold, variations in indent and stock sales in paper merchanting, domestic versus export sales in manufacturing, and branded versus non-branded products.

Pricing/Margins

Price of Woodfree Coated Reels in Germany


€/mt
950
900
850
800
750
700
650
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05

Paper selling prices have remained weak in Europe and Australia/New Zealand, impacted by currency, while there were some positive movements in North America and Asia. Prices for coated paper in Europe and Australia were down around 2%, while in North America they rose 2.6%. Since the peak in 2000, prices for 100gsm reels in Germany have fallen 26%. The impact of lower prices puts pressure on margins and has been the largest impact on profitability.

Costs and Expenses

The company has had significant success in the control of expenses. In Manufacturing, savings have only been able to partially mitigate the increasing cost of manufacturing inputs, particularly chemicals and fuel oil. In Paper Merchanting, expense reductions against prior period of 3.3% and of 3.7% over the past two years have been a positive factor. Increases in North America relate to increased commissions on the increased sales.

	Merchant Expenses % Change vs prior
Asia	-4.6%
Australia/NZ	-6.6%
Europe	-3.4%
North America	1.7%
Total	-3.3%

Other

Positive gains on the sale of a property in Denmark have largely been offset by a number of one off costs associated with other profit initiatives.

Net Interest Expense

Net interest expense was $32.9 million compared with $36.3 million in the prior period. Average debt levels for the period were lower, as a result of reduced working capital levels and currency translations.

Gearing of 39.4% remains below the company's target range of 40-50%.



%
Gearing - Net Debt/Net Debt + Equity
50
Target Range 40 -50%
40
30
Jun-04
Dec-04
Jun-05
Dec-05

Taxation Expense

The tax charge on earnings was $11.0 million compared with $13.9 million in the prior period.

Exceptional Items

There were no exceptional items in the current period compared with a $73 million benefit from entering Australian Tax Consolidation recorded in the corresponding period.

Earnings Per Share

Basic earnings per share were 7.9 cents per share compared to 13.3 cents per share in the previous corresponding period excluding Australian Tax Consolidation benefits.

APPENDIX 2 - SECTOR COMMENTARY

MERCHANTING

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	1,885	1,931
Sales Revenue	A$M	3,337	3,618
Earnings before Interest & Tax	A$M	92.0	105.7
Return on Average Funds Employed	%	11.0	11.4

- Overall volume was down 2% with reduced volumes in the UK and Australia/New Zealand, and as a result of restructurings in France and Germany. Volume in the first quarter in Europe was also affected by supply issues from the Finnish strike and flow-on impacts from the failed mill coated pricing increase in Q4 F'05.
- Return on funds employed was 11%, well above the cost of capital.
- Operating expenses were down more than 3% overall.
- Working capital to sales ratio was down from 16.5% to 16.1%, with working capital down in all regions.

Australia and New Zealand

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	307	311
Sales Revenue	A$M	512	531
Earnings before Interest & Tax	A$M	12.1	17.2

- Strong competition and the strong Australian dollar have resulted in selling prices in Australia being down 2% on the prior period and in New Zealand selling prices were 8% below last year.
- Overall volume was down only 1% due to weakness in sheet fed sales, but sales of Australian Paper product remained at expected levels.
- Gross margins were reduced by the combined impact of volume/mix and lower selling prices (global supply/demand and currency).
- Expenses were over 6% lower than the prior period. Savings have come from prior year warehouse consolidation and improved debtor control.
- Working capital was reduced versus prior year.
- December was a weaker month than expected impacting on overall performance.

North America

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	218	216
Sales Revenue	US$M	351	332
Earnings before Interest & Tax	US$M	11.7	10.1

- North American markets were reasonable, with overall selling prices higher largely on the back of producer discipline with significant amounts of high cost production being shut.
- Overall volumes were in line with the prior year, with improvements in warehouse volumes largely offset by lower indent/direct ex-mill volumes.
- Gross margins were maintained.

- Coast Paper benefited from a range of internal management initiatives to be well ahead of the prior period, with improved working capital and expenses.
- Kelly Paper also had a strong rise in profit with improved margins as this business continues to compliment Spicers in terms of market penetration in the US.
- Spicers increased warehouse volumes by 5% on the back of improved proprietary brand sales growth of 12%.
- Reduced working capital combined with improved operating earnings resulted in a healthy improvement in returns.
- The acquisition of Cascades Fine Paper merchanting division was announced in November with completion expected by March 2006, pending regulatory approval.
- Sales of converted and proprietary branded papers across North America rose 17% on the previous period, with the continued development of differentiated PaperlinX brands and sheeted products.

Europe

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	1,231	1,276
Sales Revenue	€M	1,371	1,423
Earnings before Interest & Tax	€M	38.4	42.4

- The European market remained challenging, with the UK economy softening throughout the period. UK advertising spend was down over 2% in the September quarter reflecting a particularly soft retail market.
- Average pricing was down marginally, though this is composed of an improved stock/indent mix countered by declines in key woodfree grades.
- Total expenses were down 3.4% driven by a strong performance in operating expenses and restructuring benefits.
- Strong performance from Denmark as the business benefited from the earlier acquisition and completed integration of Hestbech.
- Working capital continued to reduce, with improved performance on all measures.
- Some positive signs are emerging in Continental Europe, with cut size price increases appearing to hold.
- Lower volume primarily driven by the UK slowdown and restructurings in France and Germany, as well as first quarter supply restrictions due to the Finnish strike and the impact of a failed mill coated paper price increase in Q4 of fiscal 2005.
- Key projects underway include:
  - The Delivery Co (integrated UK logistics)
  - Netherlands integration
  - European IT rollout.
- Results include the €3.5m profit on the sale of a building in Denmark, and restructuring costs in the UK and Ireland.
- Small acquisition made in Italy (Sign and Display).
- We have exited Portugal (in February 2006).

Asia

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	43	37
Sales Revenue	S$M	63	55
Earnings before Interest & Tax	S$M	2.5	2.0

- Healthy overall demand, however new Chinese capacity has kept prices under pressure.
- Market share gains as businesses have benefited from refocussing.
- Expense savings resulting from back office consolidation.
- Working capital reduced and returns increased.

Paper Trading and Other

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	84	91
Commission Volume	'000 tonnes	140	131
Sales Revenue	A$M	69	84
Earnings before Interest & Tax	A$M	(0.4)	(1.6)

- Lower volumes and earnings as a result of Australian Paper reducing export tonnage availability due to Australian Paper's focus on more profitable domestic tonnage.
- Start up of new capacity in China negatively impacted the regional supply/demand balance.
- A restructuring charge was taken as a European trading business was closed.

AUSTRALIAN PAPER

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	414	426
Sales Revenue	A$M	467	479
Earnings before Interest & Tax	A$M	2.6	16.8
Return on Average Funds Employed	%	0.8	3.7

- Overall earnings have been severely impacted by lower pricing and the inability to recover cost increases over three years. Thus the period on period variation as a result of these factors is smaller than in prior years in dollar terms. This remains the overarching issue for this business.
- The global issues have not eased, and input costs have continued to rise, eroding margins.
- Overall volumes were lower as export sales have been reduced where cash contributions were negative. Domestic volumes increased 2% overall, while exports were down over 17%.
- The pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs, and improve our environmental impact was announced in August and is on track.
- We have announced the closure of the number 1 paper machine at the Shoalhaven Mill post the period close, with volume transferring to Maryvale, resulting in reduced exports.
- Price increases have been announced for Australia in February of 2 - 5%.

Australian Paper: Communication Papers

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	255	256
- Australia/New Zealand	%	80	75
Sales Revenue	A$M	344	350
Earnings before Interest & Tax	A$M	(0.2)	10.6

- The impact of the strong Australian dollar has persisted, causing lower domestic selling prices and reduced export receipts.
- Domestic sales volumes have begun to recover with volumes up 6% versus prior largely due to improved sales of office papers. The key Reflex® brand of copy paper launched a range of new products including Reflex® Platinum and papers containing increased recycled content. Total office paper volumes were up 4% and domestic office papers sales were up 24%.
- The overall Australian market demand has been stable with the key issue continuing to be low priced imported paper. Average prices were 1.5% lower versus prior period.
- New advertising supporting the core "Rely on Reflex" message commenced in February 2006.

Australian Paper: Packaging Papers

		6 months Dec 05	6 months Dec 04
Sales Volume	'000 tonnes	159	169
- Australia/New Zealand	%	79	78
Sales Revenue	A$M	123	129
Earnings before Interest & Tax	A$M	2.8	6.2

- The Australian linerboard segment was impacted by lower demand by key customers due to increasing competition.
- Export receipts have been negatively impacted and volumes into export markets reduced.
- There has been a continued negative impact from the sack and bag segment for the half with lower domestic volumes and reduced export receipts.
- The upgrade of the Maryvale number 1 semi-extensible sack kraft paper machine has been completed with start-up and trials running to plan. Benefits from this are expected to begin to accrue in the second half with volumes beginning to recover as customer trials of the improved product are completed.
- Efficiencies on Maryvale number 4 have improved from F'05 levels through the period.

CORPORATE & OTHER

		6 months Dec 05	6 months Dec 04
Sales Revenue	A$M	51	52
Earnings before Interest & Tax	A$M	(15.4)	(12.8)

- Underlying corporate costs were at similar levels to the prior period.
- While Tudor Group made a positive contribution, earnings were impacted by low priced imports, with reduced pricing affecting margins.
- Prior period one-off benefits were not repeated.

P/s refer to cover to ASX letter dated 23/2

PAPERLINX LIMITED
ABN 70 005 146 350

HALF-YEARLY FINANCIAL REPORT

31 DECEMBER 2005

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report of PaperlinX Limited and its controlled entities ("the consolidated entity") for the half-year ended 31 December 2005 and the auditors' review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn Chairman	Director and Chairman since December 1999
Mr T P (Thomas) Park	Managing Director since February 2004
Mr D G (Darryl) Abotomey	Director since March 2001 – resigned 31 December 2005
Mr A F (Andrew) Guy	Director since March 2001
Mr B J (Barry) Jackson	Director since February 2000
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr D A (David) Walsh	Director since July 2000
Mr L J (Lindsay) Yelland	Director since February 2000

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 22 February 2006 (copy attached).

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 3 and forms part of the directors' report for the half-year ended 31 December 2005.

Rounding Off

The company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 22nd day of February 2006.

D E Meiklejohn
Chairman

T P Park
Managing Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of PaperlinX Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2005, there have been:

(i) no contraventions of the auditor's independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

P Jovic
Partner
Melbourne
22nd February 2006

CONDENSED INCOME STATEMENT

For the half-year ended 31 December		CONSOLIDATED 2005 $m	2004 $m
Revenue from ordinary activities	Note 2	3,605.1	3,896.0
Expenses from ordinary activities	Note 3	(3,526.1)	(3,785.4)
Operating profit before net financing cost		79.0	110.6
Net finance costs	Note 4	(32.7)	(37.2)
Profit from ordinary activities before income tax		46.3	73.4
Income tax benefit/(expense)		(11.0)	59.1
Net profit attributable to members of PaperlinX Limited		**35.3**	**132.5**
Basic earnings per share		7.9¢	29.7¢
The weighted average number of shares on issue (million) used in the calculation of the basic earnings per share		446.2	446.1
Diluted earnings per share		7.9¢	29.6¢
The weighted average number of shares on issue (million) used in the calculation of the diluted earnings per share		449.5	448.3

Notes 1 to 15 forms part of the financial statements and are to be read in conjunction therewith.

CONDENSED BALANCE SHEET

As at		CONSOLIDATED 31 December 2005 $m	30 June 2005 $m
CURRENT ASSETS			
Cash and cash equivalents		289.0	429.1
Trade and other receivables		1,489.8	1,433.1
Inventories		814.9	811.7
TOTAL CURRENT ASSETS		**2,593.7**	**2,673.9**
NON-CURRENT ASSETS			
Receivables		5.1	5.4
Financial assets		13.5	13.3
Property, plant and equipment		977.0	988.5
Intangible assets		405.7	400.4
Deferred tax assets		83.4	85.2
TOTAL NON-CURRENT ASSETS		**1,484.7**	**1,492.8**
TOTAL ASSETS		**4,078.4**	**4,166.7**
CURRENT LIABILITIES			
Trade and other payables		958.8	1,041.9
Interest bearing liabilities		266.2	266.6
Current tax liabilities		6.4	3.8
Provisions		59.9	60.7
TOTAL CURRENT LIABILITIES		**1,291.3**	**1,373.0**
NON-CURRENT LIABILITIES			
Payables		120.0	119.7
Interest bearing liabilities		1,039.9	1,036.0
Deferred tax liabilities		19.4	19.3
Provisions		43.7	42.0
TOTAL NON-CURRENT LIABILITIES		**1,223.0**	**1,217.0**
TOTAL LIABILITIES		**2,514.3**	**2,590.0**
NET ASSETS		**1,564.1**	**1,576.7**
EQUITY			
Contributed equity	Note 6	1,691.7	1,691.5
Reserves	Note 7	(66.9)	(71.6)
Retained profits	Note 8	(60.8)	(44.1)
Total parent entity interest		**1,564.0**	**1,575.8**
Minority interests in controlled entities		0.1	0.9
TOTAL EQUITY		**1,564.1**	**1,576.7**

Notes 1 to 15 forms part of these financial statements and are to be read in conjunction therewith.

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the half-year ended 31 December	CONSOLIDATED 2005 $m	2004 $m
Adjustment to comply with AASB139 (Financial Instruments: Recognition and Measurement)	(0.3)	-
Net exchange differences on translation of overseas subsidiaries	4.7	(7.6)
Actuarial gains/(losses) on defined benefit plans	-	(17.3)
NET INCOME RECOGNISED IN EQUITY	4.4	(24.9)
PROFIT FOR THE PERIOD	35.3	132.5
TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD	39.7	107.6
Total recognised income and expense for the period is attributable to:		
Members of PaperlinX Limited	39.7	107.6
Minority interest in controlled entities	-	-
	39.7	107.6

Notes 1 to 15 forms part of these financial statements and are to be read in conjunction therewith.

CONDENSED STATEMENT OF CASH FLOWS

For the half-year ended 31 December	CONSOLIDATED 2005 $m	2004 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	3,559.5	3,903.1
Payments to suppliers and employees	(3,557.5)	(3,843.5)
Dividends received	0.8	-
Interest received	2.5	2.2
Interest paid	(36.3)	(38.3)
Income taxes paid	(6.3)	(21.2)
Other income received	4.9	5.6
NET CASH FROM OPERATING ACTIVITIES	(32.4)	7.9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Loans (advanced to) / repaid by other persons	(0.4)	0.3
Acquisition of:		
Controlled entities and businesses	(0.8)	(42.3)
Property, plant and equipment	(45.7)	(37.1)
Proceeds from the sale of:		
Property, plant and equipment	18.9	19.7
NET CASH USED IN INVESTING ACTIVITIES	(28.0)	(59.4)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(53.4)	(62.2)
Proceeds from issue of shares	-	0.3
Proceeds from employee share plan loans	0.1	-
Proceeds from borrowings	478.0	142.5
Repayment of borrowings	(498.1)	(206.7)
NET CASH (USED IN) / FROM FINANCING ACTIVITIES	(73.4)	(126.6)
NET (DECREASE) / INCREASE IN CASH HELD	(133.8)	(178.1)
Cash at the beginning of the half-year	427.8	445.0
Exchange rate changes on translation of foreign currency cash flows and cash balances	(6.7)	(30.4)
Cash at the end of the half-year	287.3	236.5

Notes 1 to 15 forms part of these financial statements and are to be read in conjunction therewith.

Note 1. **ACCOUNTING POLICIES**

The following significant accounting policies have been applied by PaperlinX Limited and its controlled entities ("the consolidated entity"), having regard to their activities, in the preparation of the Consolidated Interim Financial Report ("the interim financial report").

(1) **Accounting Standards**

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) **Basis of Preparation**

The interim financial report is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report is the first PaperlinX Limited interim financial report to be prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS). AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of PaperlinX Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing this financial report for the half year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied to the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in note 11.

The interim financial report has been prepared on the basis of AIFRS that are effective or available for early adoption at the consolidated entity's first AIFRS annual reporting date, 30 June 2006. The Group has elected to early adopt AASB 119 *Employee Benefits (issued in December 2004),* AASB 2004-3 *Amendments to Australian Accounting Standards (issued in December 2004) and* AASB 2005-3 *Amendments to Australian Accounting Standards (issued in June 2005)* to the reporting periods beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

The interim financial report has been prepared on the basis of historical costs except where stated otherwise, and does not take into account changing money values or fair values of non-current assets.

The interim financial report does not include all of the information required for a full annual financial report. This report must also be read in conjunction with any public announcements made by PaperlinX Limited during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(3) **Basis of Consolidation**

The interim financial report comprises the interim financial report of PaperlinX Limited being the parent entity and its subsidiaries in accordance with Accounting Standard AASB 127 *(Consolidated and Separate Financial Statements).* In preparing the interim financial report, all balances and transactions between entities included in the consolidated entity have been eliminated.

Note 1. ACCOUNTING POLICIES (cont'd)

Subsidiaries

Subsidiaries are entities controlled by the Company. Investments in subsidiaries are carried at the lower of cost and recoverable amount.

The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Dividends from subsidiaries are recognised when they are declared.
Minority interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the interim financial report.

Other Entities

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised as income when received.

(4) **Revenue Recognition**

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership have been transferred to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

Financial Income

Financial income is recognised as it accrues.

Dividends

Revenue from distributions from subsidiaries is recognised by the parent entity when they are declared by the subsidiaries. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Revenue from dividends from other investments is recognised when dividends are received.

(5) **Taxation**

Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Note 1. **ACCOUNTING POLICIES (cont'd)**

Tax Consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly owned subsidiaries to elect to consolidate and be treated as a single entity for Australian income tax purposes. PaperlinX Limited is the head entity of the Australian tax consolidated group.

PaperlinX Limited has elected to form a tax consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $73.0 million being recorded in the statement of financial performance for the 6 months ended 31 December 2004.

The process of entering into the tax consolidation regime included the commissioning of detailed independent valuations of the Australian consolidated group's assets and entities as at 1 July 2003, to determine the impact of any reset tax cost bases.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the separate taxpayer within the group approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets and deferred tax assets arising from the unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group). Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised as amounts receivable or payable to other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding arrangements and tax sharing agreements

The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivables (payables) in the separate financial statements of the members of the tax consolidated groups equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call.

The head entity recognises the assumed current tax amounts as current tax liabilities (assets), adding to its own current tax amounts, since they are also due to or from the same taxation authority. The current tax liabilities (assets) are equivalent to the tax balances generated by external transactions entered into by the tax-consolidated group. Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

Note 1. ACCOUNTING POLICIES (cont'd)

The members of the tax-consolidated group have also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

The net amount of GST payable to the ATO is included as a current liability in the Balance Sheet.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6) **Depreciation**

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight-line method.

Depreciation rates used for each class of asset are as follows:

Land improvements:	between 1% - 3%	(2004 1% - 3%)
Buildings:	between 1% - 4%	(2004 1% - 4%)
Plant and equipment:	between 4% - 20%	(2004 4% - 20%)
Finance leases:	between 4% - 20%	(2004 4% - 20%)

Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of an asset as an allocation of production overheads.

(7) **Employee Entitlements**

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within twelve months are discounted using the rate, at balance date, attaching to those national government securities which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave and other long term service benefits (other than superannuation plans) have been calculated to represent the present value of estimated future cash outflows to be made resulting from employee services to reporting date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity's experience with staff departures.

Note 1. **ACCOUNTING POLICIES** (cont'd)

Employee Share Plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share and Option Plan (ESOP).

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of twelve months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors, subject to the satisfaction of performance criteria. The performance criteria relates to the growth in the profit after tax of the consolidated entity.

When issues relating to the ESPP are made, loans to assist in the purchase of the shares will be classified against share capital. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity.

Employee Share and Option Plan

Subject to the satisfaction of specified service criteria, senior management of the consolidated entity may be offered a specified number of options as part of their total remuneration, at the discretion of the directors.

Subject to the satisfaction of specified performance criteria, senior management of the consolidated entity may be offered a specified number of shares or options as part of their total remuneration, at the discretion of the directors. For share and option plans, there are two performance criteria. The performance criteria relate to earnings per share and the total shareholder return of the consolidated entity. In accordance with the rules of the ESOP, shares and options may be issued upon such terms and conditions as determined by the directors.

Shares

The cost of shares purchased "on market", in order to satisfy obligations under the ESOP, is recorded in Reserves in the Balance Sheet and charged directly to retained earnings when they are allocated to employees.

Note 1. **ACCOUNTING POLICIES (cont'd)**

Options

For options granted before 7 November 2002 and/or vested before 1 January 2005, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

For options granted after 7 November 2002 and vested after 1 January 2005, the fair value of options granted under the Employee Share Option Plan (ESOP), is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes options pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the exercise price paid is recognised in equity.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred.

The group has both defined benefit and defined contribution plans. The defined benefit plans provides defined lump sum benefits based in years of service and final average salary. The defined contribution plans receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to retained earnings.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Note 1. ACCOUNTING POLICIES (cont'd)

(8) **Net Financing Costs**

Net financing costs comprise interest and other financing charges including foreign exchange gains and losses net of interest on funds invested are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

(9) **Property, Plant and Equipment**

Depreciable property, plant and equipment are shown in the interim financial report at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004 (AIFRS transition date) are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(10) **Inventories**

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(11) **Foreign Currency Translation**

Functional Currency

The financial statements of foreign controlled entities are measured using the currency of the primary economic environment in which the entity operates being the entity's functional currency. The consolidated financial statements are presented in Australian dollars, which is PaperlinX Limited's functional and presentational currency.

Transactions

The consolidated entity is exposed to changes in foreign currency exchange rates as a consequence of the need to purchase items denominated in foreign currency as part of its activities. Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of transaction. Monetary assets and liabilities at balance date are translated to Australian dollars at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities measured at historical cost are translated using the exchange rate at the date of the transaction. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, exchange rate movements on such foreign currency transactions are largely eliminated.

Translation of Foreign Subsidiaries

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Any exchange gains/losses arising on transactions entered into to hedge the currency fluctuations on the net investment in foreign controlled entities are recorded, net of tax, in the exchange fluctuation reserve on consolidation where it is determined to be an effective hedge. They are released into income upon disposal of the entity.

Note 1. ACCOUNTING POLICIES (cont'd)

(12) **Financial Instruments**

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for speculative purposes.

Derivative Instruments

Current period policy

Derivative instruments are initially recognised at cost on the date the derivative contract is entered into and are subsequently remeasured to their fair value.

Changes in the fair value of derivative instruments are recognised immediately in the income statement.

Comparative period policy

Derivative instruments were only recognised when actual settlement occurred. Changes in the fair value of derivative instruments were not recognised in the income statement.

Financial Instruments included in Liabilities

Current period policy

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans and other loans are recognised initially at fair value less attributable transaction costs. Interest is charged as an expense, and is recognised on an effective interest basis in net financing costs.

Comparative period policy

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised.

Financial Instruments included in Assets

Trade debtors are carried at cost less any impairment losses. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts.

Receivables other than trade debtors are carried at amortised cost.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less, net of bank overdrafts.

Note 1. ACCOUNTING POLICIES (cont'd)

(13) **Leased Assets**

Leases under which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

(14) **Research and Development Expenditure**

Expenditure on research activities is charged against operating profit in the year in which the expenditure is incurred. Expenditure on development activities is capitalised if the product or process is technically and commercially feasible, and completion in intended.

(15) **Goodwill**

Goodwill is not amortised from 1 July 2004. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated amortisation/impairment.

Gains and losses on the disposal of an entity include the carrying value of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(16) **Brand Names**

Brand names acquired are carried at cost less any impairment losses and are not amortised on the basis that they have indefinite lives. The associated brands are supported by expenditure annually, consistent with the stated strategy to further develop the brands.

Brand names are allocated to cash generating assets for the purpose of impairment testing.

(17) **Business Combinations**

Business combinations prior to 1 July 2004.

The classification and accounting treatment of business combinations (including goodwill) that occurred prior to 1 July 2004 has not been reconsidered in preparing the consolidated entity's opening AIFRS balance sheet at 1 July 2004.

Business Combinations since 1 July 2004

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Note 1. ACCOUNTING POLICIES **(cont'd)**

(18) **Impairment of assets**

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to any goodwill allocated to the cash generating unit, and then to other assets in the unit on a pro rata basis.

Recoverable amount

The recoverable amount of receivables carried at cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an appropriate pre-tax discount rate.

Reversals of impairment

An impairment loss in respect of goodwill recorded in profit in one period is not permitted to be reversed to profit in a subsequent period.

In respect of other assets, an impairment loss is reversed only if there has been a change in estimates used to determine the recoverable amount.

(19) **Provisions**

A provision is recognised when there is a present legal, or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus Leased Premises

Provision is made for non-cancellable operating lease rentals payable on surplus lease premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less than the amount payable.

Workers' Compensation

Provision is made for workers' compensation claims in accordance with self-insurance licences held. The amount of this provision is confirmed at each year end by an independent actuary.

Restructuring

A provision for restructuring is recognised when the consolidated entity has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been publicly announced.

Note 1. ACCOUNTING POLICIES (cont'd)

(20) **Earnings per Share**

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(21) **Revisions of Accounting Estimates**

Revisions to accounting estimates are recognised prospectively in current and future periods only.

		CONSOLIDATED	
	For the half-year ended 31 December	2005 $m	2004 $m
Note 2.	**Revenue**		
	Revenue from operating activities		
	Sales of goods	3,593.0	3,891.4
	Rendering of services:		
	• Commissions	3.9	4.6
	Total revenue from operating activities	3,596.9	3,896.0
	Revenue from outside operating activities		
	Insurance recoveries	-	0.1
	Rent received	1.0	0.9
	Sub-total	1.0	1.0
	Dividends received	0.8	-
	Profits on disposal of:		
	• Non-current assets	6.4	-
	Sub-total	7.2	-
	Total revenue from outside operating activities	8.2	1.0
	Total revenue	3,605.1	3,896.0
Note 3.	**Expenses from Ordinary Activities**		
	Cost of sales	(2,938.5)	(3,139.7)
	Distribution and warehousing expenses	(206.0)	(226.8)
	Sales and marketing expenses	(168.0)	(168.3)
	General and administration expenses	(212.2)	(249.8)
	Research and development expenses	(1.4)	(0.8)
	Total expenses from ordinary activities	(3,526.1)	(3,785.4)

For the half-year ended 31 December	CONSOLIDATED 2005 $m	2004 $m
Note 4. Net financing costs		
Financial income:		
• Interest income	2.5	1.8
• Foreign exchange gains	1.5	0.2
	4.0	2.0
Financial expenses:		
• Interest expense	(35.4)	(38.1)
• Other borrowing costs	(1.3)	(1.1)
	(36.7)	(39.2)
Total net financing costs	(32.7)	(37.2)
Net interest expense:		
• Interest income	2.5	1.8
• Interest expense	(35.4)	(38.1)
Total net interest expense	(32.9)	(36.3)

Note 5. Profit from Ordinary Activities before Income Tax

Profit from ordinary activities before tax comprises the following:

	2005 $m	2004 $m
• Profit from ordinary activities before depreciation, amortisation, net interest and income tax	129.4	161.7
• Depreciation and amortisation	(50.2)	(52.0)
• Profit from ordinary activities before net interest and income tax	79.2	109.7
• Net interest	(32.9)	(36.3)
Profit from ordinary activities before income tax	46.3	73.4

Note 6. Contributed Equity

	CONSOLIDATED	
	31 December 2005 $m	30 June 2005 $m
Issued and paid-up share capital		
446,182,209 ordinary shares		
(June 2005: 446,172,209 ordinary shares)	1,694.2	1,694.2
Employee share plan loans	(2.5)	(2.7)
TOTAL CONTRIBUTED EQUITY	1,691.7	1,691.5
Movement in ordinary share capital:		
Balance at beginning of period	1,694.2	1,693.8
10,000 (2005: 27,500) shares issued at $3.32 each pursuant to options exercised	-	0.1
Nil (2005: 55,000) shares issued at $3.50 each pursuant to options exercised	-	0.2
Nil (2005: 23,100) shares issued at $4.12 each pursuant to options exercised	-	0.1
	1,694.2	1,694.2
Movement in employee share plan loans:		
Balance at beginning of period	2.7	3.1
Repayments	(0.2)	(0.4)
	2.5	2.7

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

Shares

The granting of employee shares is generally subject to specific performance criteria being achieved.

- Employee Share Purchase Plan

  In the reporting period ended 31 December 2005, no shares were issued pursuant to the Employee Share Purchase Plan.

  In the year ended 30 June 2005, no shares were issued pursuant to the Employee Share Purchase Plan.

- Long Term Incentive Plan

  In the reporting period ended 31 December 2005, no shares were issued pursuant to the Long Term Incentive Plan.

  In the year ended 30 June 2005, no shares were issued pursuant to the Long Term Incentive Plan.

Note 6. Contributed Equity (cont'd)

Options

- In the reporting period ended 31 December 2005, the following options over shares were exercised:

  10,000 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised on 30 November 2005. The market price of the shares was between $5.14 and $5.38.

  This resulted in the aggregate issue of 10,000 shares.

- In the year ended 30 June 2005, the following options over shares were exercised:

  27,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 2 September 2004 and 24 September 2004. The market price of the shares was between $5.14 and $5.38.

  55,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 7 September 2004 and 30 March 2005. The market price of the shares was between $4.07 and $5.18.

  23,100 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 23 September 2004 and 7 October 2004. The market price of the shares was between $5.14 and $5.32.

  This resulted in the aggregate issue of 105,600 shares in the year ended 30 June 2005.

- In the period to 31 December 2005, the following options lapsed:

  10,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13.

  12,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32.

  10,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50.

  20,400 options, which had been granted on 13 September 2001 at an exercise price of $4.12.

  15,000 options, which had been granted on 13 September 2001 at an exercise price of $4.18.

  18,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.

  17,610 options, which had been granted on 22 December 2004 at an exercise price of $4.85.

  33,880 options, which had been granted on 2 September 2005 at an exercise price of $2.77.

  This resulted in the aggregate lapsing of options of 137,390 in the period to 31 December 2005.

- In the year ended 30 June 2005, 13,200 options lapsed comprising:

  9,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.

  4,200 options which had been granted on 13 September 2001 at an exercise price of $4.12.

- In the reporting period ended 31 December 2005, PaperlinX Ltd granted options over ordinary shares as follows:

  Employee Share Option Plan

  1,022,140 options over 1,022,140 ordinary shares at an exercise price of $2.77 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 2 September 2005.

- In the year ended 30 June 2005, PaperlinX Limited granted options over ordinary shares as follows:

  Employee Share Option Plan

  613,090 options over 613,090 ordinary shares at an exercise price of $4.85 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 22 December 2004.

Note 6. Contributed Equity (cont'd)

At reporting date, there are 3,610,440 (2005: 2,735,690) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The options cannot be exercised for three years from the date of being granted, except on termination of employment, in which case they must be exercised within 30 days of the termination date or as otherwise determined by the Board. The details of the options on issue are as follows:

465,000 (2005: 475,000)	at	$3.13 at the grant date of 14 April 2000
195,000 (2005: 217,500)	at	$3.32 at the grant date of 20 November 2000
600,000 (2005: 610,000)	at	$3.50 at the grant date of 19 April 2001
238,700 (2005: 259,100)	at	$4.12 at the grant date of 13 September 2001
50,000 (2005: 65,000)	at	$4.18 at the grant date of 13 September 2001
178,000 (2005: 196,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2005: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2005: 150,000)	at	$4.64 at the grant date of 26 November 2003
595,480 (2005: 613,090)	at	$4.85 at the grant date of 22 December 2004
988,260 (2005: Nil)	at	$2.77 at the grant date of 2 September 2005

Note 7. Reserves

	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Reserve for own shares		
Balance at beginning of the half-year	(9.7)	(9.7)
Balance at end of the half-year	(9.7)	(9.7)
Exchange fluctuation		
Balance at beginning of the half-year	(61.9)	(18.7)
Exchange fluctuation on translation of overseas controlled entities	4.7	(7.6)
Balance at end of the half-year	(57.2)	(26.3)
TOTAL RESERVES	(66.9)	(36.0)

Note 8. Retained Profits

	2005 $m	2004 $m
Retained profits at the beginning of the half-year	(44.1)	(56.5)
Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	(0.3)	-
Net profit attributable to members of PaperlinX Limited	35.3	132.5
Employee share options	1.8	1.2
Actuarial gains/ (losses) on defined benefit plans	-	(17.3)
Dividends paid	(53.5)	(62.5)
Retained profits at the end of the half-year	(60.8)	(2.6)

Note 9. Dividends

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 5 April 2006 – 5.5 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2005.

The final dividend for the year ended 30 June 2005 on ordinary shares was paid on 28 September 2005 – 12.0 cents per share, unfranked on fully paid shares.

The interim dividend for the prior period on ordinary shares was paid on 4 April 2005 – 13.5 cents per share, unfranked on fully paid shares.

The balance of the consolidated franking account as at 31 December 2005 was $Nil (2004: $Nil). After taking into account the estimated income tax payable/(refund) as at 31 December 2005 the balance of the franking account is estimated to be $Nil (2004: $Nil).

It is expected that any final dividend in respect of the year ending 30 June 2006 will be unfranked.

Note 10. Acquisition / Disposal of Controlled Entities and Businesses

- **Acquisitions 2005**

  PaperlinX Limited did not gain control over any material entities or businesses during the current half year.

- **Acquisitions 2004**
  PaperlinX Limited did not gain control over any material entities or businesses during the previous half year.

- **Disposals 2005**

  PaperlinX Limited did not lose control over any material entities or businesses during the current half year.

- **Disposals 2004**

  PaperlinX Limited did not lose control over any material entities or businesses during the previous half year.

Note 11. **Segment Reporting**

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system and internal reporting structure.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

	CONSOLIDATED				
	SEGMENT RESULT (3) $m	SEGMENT SALES $m	SEGMENT OTHER REVENUE (4) $m	TOTAL SEGMENT REVENUE $m	SEGMENT ASSETS $m
SEGMENT REPORTING					
For the period ended 31 December 2005					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	92.0	3,337.6	2.6	3,340.2	2,950.6
Communication Papers	(0.2)	343.9	1.1	345.0	621.9
Packaging Papers	2.8	122.9	-	122.9	294.8
Corporate and Other	(15.4)	50.8	1.2	52.0	127.7
Profit before net interest and income tax	79.2				
Net interest expense (1)	(32.9)				
Profit before income tax	46.3				
Income tax expense (1)	(11.0)				
Income tax benefit – Australian consolidation adjustment (1)	-				
Inter-segment sales (2)		(262.2)		(262.2)	
Unallocated revenue (4)			7.2	7.2	
Unallocated assets (deferred tax assets)					83.4
	35.3	3,593.0	12.1	3,605.1	4,078.4

Note 11. **Segment Reporting (cont'd)**

For the half-year ended 31 December 2004

	CONSOLIDATED				
	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	105.7	3,618.5	2.2	3,620.7	3,181.0
Communication Papers	10.6	349.9	2.4	352.3	610.0
Packaging Papers	6.2	129.3	-	129.3	298.4
Corporate and Other	(12.8)	52.1	1.0	53.1	100.6
Profit before net interest expense and income tax	109.7				
Net interest expense (1)	(36.3)				
Profit before income tax	73.4				
Income tax expense (1)	(13.9)				
Income tax benefit – Australian consolidation adjustment (1)	73.0				
Net Profit					
Inter-segment sales (2)		(258.4)		(258.4)	
Unallocated revenue (4)			-	-	
Unallocated assets (deferred tax assets)					73.6
	132.5	3,891.4	5.6	3,897.0	4,263.6

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) Profit before net finance costs and income tax

	CONSOLIDATED	
	2005	**2004**
	$m	**$m**
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	3.9	4.6
Other revenue from outside operating activities	1.0	1.0
	4.9	5.6
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	7.2	-
	12.1	5.6

Note 12. Contingent Liabilities

	CONSOLIDATED	
	31 December 2005	30 June 2005
	$m	$m
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees (trade)	6.0	5.2
	6.0	5.2

The bank guarantees (trade), the beneficiary of which are third parties, are in relation to the importation of products.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Explanation

As stated in note 1(a), these are the consolidated entity's first condensed consolidated interim financial statements for part of the period covered by the first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards – AIFRSs.

The accounting policies in note 1 have been applied in preparing the condensed consolidated interim financial statements for the six months ended 31 December 2005, the comparative information for the six months ended 31 December 2004, the financial statements for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidation entity's date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the six months ended 31 December 2004 and financial statements for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous AGAAP).

An explanation of how the transition from previous AGAAP to AIFRSs has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The following note details the impact of adoption of AIFRS on the following items:

- Net assets as at 1 July 2004
- Profit as reported for the 6 months ended 31 December 2004
- Net assets as at 31 December 2004
- Profit as reported for the 12 months ended 30 June 2005

There are no material differences in these amounts to those previously indicated in the reporting for the year ended 30 June 2005.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes

(i) **Defined benefit plans**

Under AGAAP, defined benefit plans were accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the statement of financial position. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings has been adopted by the consolidated entity.

Under AIFRS, the consolidated entity's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. The discount rate is the rate attached to AAA credit rated bonds or the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The calculated surplus or deficit for each plan is required to be recognised in the statement of financial position with a corresponding adjustment to retained earnings.

Subsequent to the transition date, the calculated surplus or deficit for each plan is required to be recognised in the statement of financial performance, except to the extent that it arises in relation to actuarial gains and losses. Actuarial gains and losses that arise subsequent to the transition date are recognised in the statement of financial position as an adjustment to retained earnings.

At 1 July 2004, the impact on transition is an increase in assets of $2.8 million, and an increase in liabilities of $51.5 million less the applicable tax effect of $18.8 million resulting in a decrease in retained earnings of $29.9 million.

For the six months ended 31 December 2004, the impact is an increase in employee benefits expense of $0.5 million, less the applicable tax effect of $nil million, resulting in a decrease in reported earnings of $0.5 million. The impact in relation to actuarial gains and losses, net of tax, is a decrease in retained earnings of $17.3 million.

The cumulative impact as at 31 December 2004 is a decrease in retained earnings of $47.7 million.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $1.0 million plus the applicable tax effect of $0.1 million resulting in a decrease in reported earnings of $1.1 million. The impact in relation to actuarial gains and losses, net of tax is a decrease in retained earnings of $33.8 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $64.8 million.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes (cont'd)

(ii) **Share based payments**

Under AGAAP, no expense was recognised for options issued to employees.

Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value is calculated at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is independently calculated using a suitable valuation model (currently either the Monte Carlo simulation or Black-Scholes model), taking into account the terms and conditions attached to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment were made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2004, will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on transition.

At 1 July 2004, there is a $Nil impact in retained earnings.

For the six months ended 31 December 2004, the impact is an increase in employee benefits expense of $1.2 million resulting in a decrease in reported earnings of $1.2 million.

The cumulative impact as at 31 December 2004 is a $Nil impact in retained earnings.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $2.3 million resulting in a decrease in reported earnings of $2.3 million.

The cumulative impact as at 30 June 2005 is a $Nil impact in retained earnings.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes

(iii) **Employee Share Plan Loans**

Under AGAAP the interest free loans to employees in accordance with the terms of the employee share plan were recorded as an asset and repaid over time via the associated dividend stream.

Under AIFRS, the value of such loans are required to be reclassified against share capital.

At 1 July 2004, the impact on transition is a decrease in non-current assets of $3.4 million and a decrease in contributed equity of $3.4 million.

During the six months ended 31 December 2004 and the year ended 30 June 2005, the Employee Share Plan Loans are reduced either by dividends paid on the shares, so issued, or in certain circumstances in accordance with an agreed schedule of repayments, which does not exceed three years.

The cumulative impact as at 31 December 2004 is a decrease in non-current assets of $3.0 million and a decrease in contributed equity of $3.0 million.

The cumulative impact as at 30 June 2005 is a decrease in non-current assets of $2.7 million and a decrease in contributed equity of $2.7 million.

(iv) **Shares held in Trust**

Under AGAAP, the cost of shares purchased on market, and held in a trust to satisfy the terms and conditions of the Performance Share Plan, is recorded as an asset and amortised over the applicable vesting period.

Under AIFRS, the cost of the shares are recorded as a negative reserve and not amortised to profit.

At 1 July 2004, the impact on transition is an increase in assets of $5.1 million (being the accumulated amortisation as at 30 June 2004) to a total of $10.2 million. The reinstated asset amount is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million and a decrease in reserves of $10.2 million.

The increase in assets of $5.1 million less the applicable tax effect of $1.5 million results in an increase in retained earnings of $3.6 million. The impact of shares allocated to employees is an increase in reserves of $0.5 million and a decrease in retained earnings of $0.5 million.

For the six months ended 31 December 2004, the impact is an increase in employee expenses of $0.5 million less the applicable tax effect of $0.2 million resulting in a decrease in reported profits of $0.3 million.

The cumulative impact as at 31 December 2004 is an increase in retained earnings of $2.8 million and a decrease in reserves of $9.7 million.

For the year ended 30 June 2005, the impact is an increase in employee benefit expense of $1.0 million less the applicable tax effect of $0.3 million resulting in a decrease in reported earnings of $0.7 million.

The cumulative impact as at 30 June 2005 is an increase in retained earnings of $2.4 million and a decrease in reserves of $9.7 million.

Note 13. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

(v) **Impairment of non-current assets**

Under AGAAP, the carrying amounts of non-current assets valued on a cost basis, were reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeded its recoverable amount the asset was written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, excluding investment property, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets (brand names) is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

The major differences between AGAAP and AIFRS are as follows:

- the impairment test is performed at a cash generating unit level, and
- the cash flows must be discounted

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount is estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs is determined.

A cash generating unit is the smallest identifiable group of assets that generate independent cash inflows. Each cash-generating unit must be no larger than a segment.

An impairment loss is recognised in the profit and loss whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre tax weighted average cost of capital, applicable to the assets being funded, being 9.5%.

At 1 July 2004, the impact on transition is a decrease in property, plant and equipment of $241.5 million less the applicable tax effect of $72.5 million resulting in a decrease in retained earnings of $169.0 million.

For the six months ended 31 December 2004, there is no impact.

The cumulative impact as at 31 December 2004 is the same as that as at 1 July 2004.

For the year ended 30 June 2005, the impact is a decrease in property, plant and equipment of $12.4 million less the applicable tax effect of $3.7 million resulting in a decrease in reported earnings of $8.7 million.

The cumulative impact as at 30 June 2005 is a decrease in property, plant and equipment of $253.9 million less the applicable tax effect of $76.2 million resulting in a decrease in retained earnings of $177.7 million.

The impairment losses relate wholly to certain mills in the Australian Paper manufacturing business. The impairment losses arise as a consequence of lower cash generation due to the impact of depressed Australian paper selling prices as a combined result of a strong Australian dollar and an oversupply in global paper markets.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes

(vi) **Income Tax**

On transition to AIFRS, the statement of financial position method of tax effect accounting was adopted, rather than the liability method applied currently under AGAAP.

Under the statement of financial position approach, income tax on the profit and loss for the year comprises current and deferred taxes.

The provision for income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

Difference in book value of assets and tax value of assets

At 1 July 2004, the impact on transition is an increase in deferred tax liabilities of $0.2 million and a decrease in retained earnings of $0.2 million.

For the six months ended 31 December 2004, the impact is an increase in income tax expense of $0.2 million resulting in a decrease in reported earnings of $0.2 million.

The cumulative impact as at 31 December 2004 is a decrease in retained earnings of $0.4 million.

For the year ended 30 June 2005, the impact is an increase in deferred tax liabilities of $0.4 million and a decrease in reported earnings of $0.4 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $0.6 million.

Tax losses

At 1 July 2004, the impact on transition is an increase in deferred tax assets of $5.9 million and an increase in retained earnings of $5.9 million.

For the year ended 30 June 2005, there is no impact.

For the six months ended 31 December 2004, there is no impact.

The cumulative impact as at 30 June 2005 is an increase in retained earnings of $5.9 million.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

(vii) **Trade discounts and rebates**

Under AGAAP, trade discounts and rebates were brought to account in the profit when received or when able to be reasonably determined.

Under AIFRS, trade discounts and rebates are deducted in determining the purchase cost of inventories.

At 1 July 2004, the impact on transition is a decrease in inventories of $4.7 million less the applicable tax effect of $1.3 million resulting in a decrease in retained earnings of $3.4 million.

For the six months ended 31 December 2004, there is no impact.

The cumulative impact as at 31 December 2004 is the same as that as at 1 July 2004.

For the year ended 30 June 2005, the impact is an increase in reported profits of $0.2 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $3.2 million.

(viii) **Non-amortisation of goodwill**

Under AGAAP, goodwill was amortised on a straight line basis over the period which the benefits are expected to arise and not exceed 20 years.

Under AIFRS, amortisation of goodwill is prohibited and is replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

At 1 July 2004, there is no impact on transition.

For the six months ended 31 December 2004, amortisation expense decreases by $9.6 million less the applicable tax effect of $Nil million resulting in an increase in reported earnings of $9.6 million.

The cumulative impact as at 31 December 2004 is an increase in intangibles of $9.6 million and an increase in retained earnings of $9.6 million.

For the year ended 30 June 2005, amortisation expense decreases by $20.1 million less the applicable tax effect of $Nil million resulting in an increase in reported earnings of $20.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $20.1 million and an increase in retained earnings of $20.1 million.

(ix) **Non-depreciation of non-current assets**

Under Australian GAAP, the non-current assets impaired as at 1 July 2004 on transition to AIFRS were depreciated during the year ended 30 June 2005.

Under AIFRS, non-current assets impaired as at 1 July 2004 whereby the resultant net written-down value is nil at that date, are not subject to depreciation during the year ended 30 June 2005.

For the six months ended 31 December 2004, depreciation expense decreases by $1.1 million, less the applicable tax effect of $0.3 million resulting in an increase in reported earnings of $0.8 million.

The cumulative impact as at 31 December 2004 is an increase in property, plant and equipment of $1.1 million less the applicable tax effect of $0.3 million resulting in an increase in retained earnings of $0.8 million.

For the year ended 30 June 2005, depreciation expense decreases by $2.2 million less the applicable tax effect of $0.6 million resulting in an increase in reported earnings of $1.6 million.

The cumulative impact as at 30 June 2005 is an increase in property, plant and equipment of $2.2 million less the applicable tax effect of $0.6 million resulting an increase in retained earnings of $1.6 million.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

(x) **Disposal of foreign denominated subsidiary**

Under AGAAP, the assets and liabilities of self-sustaining foreign operations were translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve.

There are no expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above.

On disposal of a foreign operation, under AIFRS the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of the gain or loss on disposal and recycled through the current year income statement.

At 1 July 2004, there is no impact on transition.

For the six months ended 31 December 2004, the impact is an increase in the loss on disposal of subsidiaries of $1.5 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.5 million.

There is no impact on the balance sheet as at 31 December 2004.

For the year ended 30 June 2005, the impact is an increase in the loss on disposal of subsidiaries of $1.7 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.7 million.

There is no net impact on the balance sheet as at 30 June 2005.

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

(xi) **Business combinations**

Under AGAAP, post acquisition adjustments to goodwill were permitted to be made in subsequent periods, where appropriate.

Under AIFRS, post acquisition adjustments are only permitted to be made within a 12 month period from the date of the acquisition. As a result, any such adjustments booked to goodwill under AGAAP after 31 October 2004 in relation to the acquisition of the Paper Merchanting Division of Buhrmann NV, is adjusted against reported earnings other than in specific circumstances.

The consolidated entity has not elected to apply Accounting Standard AASB 3 *Business Combinations* retrospectively and hence the impact of the above only affects the AIFRS restated statement of financial position as at 1 July 2005 and the AIFRS restated profit for the year ended 30 June 2005.

At 1 July 2004, there is no impact on transition.

For the six months ended 31 December 2004, there is no impact.

For the year ended 30 June 2005, the impact is an increase in expenses of $8.9 million less the applicable tax effect of $Nil million resulting in a decrease in reported earnings of $8.9 million.

The cumulative impact as at 30 June 2005 is a decrease in goodwill of $8.9 million and a decrease in retained earnings of $8.9 million.

(xii) **Reclassification of Computer Software**

Under AGAAP, computer software was generally classified as part of property, plant and equipment in the balance sheet.

Under AIFRS, any computer software that is not integral to the operation of property, plant and equipment is classified as an intangible asset, where it is continued to be amortised on the same basis.

At 1 July 2004, the impact on transition is an increase in intangibles of $76.9 million and a decrease in property, plant and equipment of $76.9 million.

At 31 December 2004, the impact is an increase in intangibles of $68.3 million and a decrease in property, plant and equipment of $68.3 million

At 30 June 2005, the impact is an increase in intangibles of $58.9 million and a decrease in property, plant and equipment of $58.9 million

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

(xiii) **Revenue disclosures in relation to the sale of non-current assets**

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the AGAAP treatment under which the gross proceeds from the sale were recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

Under AIFRS for the six months ended 31 December 2004, the consolidated revenue from ordinary activities is decreased by $1.4 million, the consolidated carrying amount of the non-current assets sold disclosed as an expense is lower by $1.4 million and the consolidated other income is not impacted.

Under AIFRS for the year ended 30 June 2005, the consolidated revenue from ordinary activities is $11.2 million lower, the consolidated carrying amount of non-current assets sold disclosed as an expense is $8.2 million lower and the consolidated other income is $3.0 million higher.

(xiv) **Reclassification of other income**

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the AGAAP treatment under which such items are classified as revenue.

Under AIFRS for the year ended 30 June 2005, the consolidated revenue from ordinary activities is $0.2 million lower and consolidated other income is $0.2 million higher.

Under AIFRS for the six months ended 31 December 2004, the consolidated revenue from ordinary activities is $0.2 million lower and consolidated other income is $0.2 million higher.

Note 13. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS** (cont'd)

The following tables set out the adjustments to the consolidated entity at transition to AIFRS as at 1 July 2004.

1 JULY 2004
CONSOLIDATED
$m

	Notes	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 1 July 2004 under AGAAP		1,693.8	(18.7)	137.0	1.2	1,813.3
• Defined benefit plans	(i)	-	-	(29.9)	-	(29.9)
• Employee Share Plan Loans	(iii)	(3.4)	-	-	-	(3.4)
• Shares held in trust	(iv)	-	-	3.6	-	3.6
• Shares held in trust, reclassification as a "negative" reserve	(iv)	-	(9.7)	(0.5)	-	(10.2)
• Impairment of non-current assets	(v)	-	-	(169.0)	-	(169.0)
• Income tax	(vi)	-	-	5.7	-	5.7
• Trade discounts and rebates	(vii)	-	-	(3.4)	-	(3.4)
Total movements		**(3.4)**	**(9.7)**	**(193.5)**	**-**	**(206.6)**
Net assets as at 1 July 2004 under AIFRS		**1,690.4**	**(28.4)**	**(56.5)**	**1.2**	**1,606.7**

Note 13. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

The following table sets out the adjustments to the consolidated statement of financial performance for the 6 months ended 31 December 2004.

31 December 2004
CONSOLIDATED
$m

	Notes	Profit from ordinary activities before interest, tax, depreciation & amortisation	Depreciation & amortisation	Profit from ordinary activities before net interest and income tax	Net financing costs	Profit from ordinary activities before income tax expense	Income tax benefit/(expense)	Profit from ordinary activities after income tax expense
31 December 2004 (before tax consolidation adjustment)		165.4	(62.7)	102.7	(36.3)	66.4	(13.6)	52.8
Tax consolidation adjustment		-	-	-	-	-	73.0	73.0
31 December 2004 under AGAAP		165.4	(62.7)	102.7	(36.3)	66.4	59.4	125.8
• Defined benefit plans	(i)	(0.5)	-	(0.5)	-	(0.5)	-	(0.5)
• Share based payments	(ii)	(1.2)	-	(1.2)	-	(1.2)	-	(1.2)
• Shares held in trust	(iv)	(0.5)	-	(0.5)	-	(0.5)	0.2	(0.3)
• Income tax	(vi)	-	-	-	-	-	(0.2)	(0.2)
• Non amortisation of goodwill	(viii)	-	9.6	9.6	-	9.6	-	9.6
• Non depreciation of non-current assets impaired as at 1 July 2004	(ix)	-	1.1	1.1	-	1.1	(0.3)	0.8
• Disposal of foreign denominated subsidiary	(x)	(1.5)	-	(1.5)	-	(1.5)	-	(1.5)
Total movements		**(3.7)**	**10.7**	**7.0**	**-**	**7.0**	**(0.3)**	**6.7**
31 December 2004 under AIFRS		**161.7**	**(52.0)**	**109.7**	**(36.3)**	**73.4**	**59.1**	**132.5**

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

The following tables set out the adjustments to the consolidated entity upon adoption of AIFRS as at 31 December 2004

31 DECEMBER 2004
CONSOLIDATED
$M

	Notes	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 31 December 2004 under AGAAP		1,694.1	(48.8)	198.8	1.0	1,845.1
• Defined benefit plans	(i)	-	-	(29.9)	-	(29.9)
• Employee Share Plan Loans	(iii)	(3.4)	-	-	-	(3.4)
• Shares held in trust	(iv)	-	-	3.6	-	3.6
• Shares held in trust, reclassification as a "negative" reserve	(iv)	-	(9.7)	(0.5)	-	(10.2)
• Impairment of non-current assets	(v)	-	-	(169.0)	-	(169.0)
• Income tax	(vi)	-	-	5.7	-	5.7
• Trade discounts and rebates	(vii)	-	-	(3.4)		(3.4)
Total movement as at 1 July 2004		**(3.4)**	**(9.7)**	**(193.5)**	**-**	**(206.6)**
• Defined benefit plans	(i)	-	-	(0.5)	-	(0.5)
• Share based payments	(ii)	-	-	(1.2)	-	(1.2)
• Shared held in trust	(iv)	-	-	(0.3)	-	(0.3)
• Income tax	(vi)	-	-	(0.2)	-	(0.2)
• Non-amortisation of goodwill	(viii)	-	-	9.6	-	9.6
• Non-depreciation of non-current assets impaired as at 1 July 2004	(ix)	-	-	0.8	-	0.8
• Disposal of foreign denominated subsidiary	(x)	-	-	(1.5)	-	(1.5)
Total movements to profit		**-**	**-**	**6.7**	**-**	**6.7**
• Disposal of foreign denominated subsidiary (reclassification)	(x)	-	-	1.5	-	1.5
• Repayment of employee share plan loans	(iii)	0.4	-	-	-	0.4
• Actuarial gains/ (losses) defined benefit plan	(i)	-	-	(17.3)	-	(17.3)
• Shared based payments	(ii)	-	-	1.2	-	1.2
• Impact of exchange rate movements		-	22.5	-	-	22.5
Net assets as at 31 December 2004 under AIFRS		**1,691.1**	**(36.0)**	**(2.6)**	**1.0**	**1,653.5**

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

The following tables set out the adjustments to the consolidated entity upon adoption of AIFRS as at 31 December 2004

		31 DECEMBER 2004 CONSOLIDATED $M		
	Notes	**AGAAP**	**Adjustments**	**AIFRS**
Current Assets	(iv)	2,727.4	(7.9)	2,719.5
Non-current Assets				
- Property, plant & Equipment	(v) (xi)	1,319.8	(308.7)	1,011.1
- Intangible assets	(xi)	337.5	98.8	436.3
- Other	(i) (iv) (iii)	68.6	28.1	96.7
Total Non-current Assets		1,725.9	(181.8)	1,544.1
Total Assets		**4,453.3**	**(189.7)**	**4,263.6**
Current Liabilities		1,191.3	(19.1)	1,172.2
Non-current Liabilities	(i) (iv) (v) (vi)	1,416.9	21.0	1,437.9
Total Liabilities		**2,608.2**	**1.9**	**2,610.1**
Net Assets		**1,845.1**	**(191.6)**	**1,653.5**

Note 13. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

The following table sets out the adjustments to the consolidated statement of financial performance for the year ended 30 June 2005.

	30 JUNE 2005 CONSOLIDATED $M							
	Notes	**Profit from ordinary activities before interest, tax, depreciation & amortisation**	**Depreciation & amortisation**	**Profit from ordinary activities before net interest and income tax**	**Net Interest**	**Profit from ordinary activities before income tax expense**	**Income tax benefit/(expense)**	**Profit from ordinary activities after income tax expense**
30 June 2005 (before tax consolidation adjustment)		307.7	(122.8)	184.9	(68.5)	116.4	(24.8)	91.6
Tax consolidation adjustment		-	-	-	-	-	77.0	77.0
30 June 2005 under AGAAP		307.7	(122.8)	184.9	(68.5)	116.4	52.2	168.6
• Defined benefit plans	(i)	(1.0)	-	(1.0)	-	(1.0)	(0.1)	(1.1)
• Share based payments	(ii)	(2.3)	-	(2.3)	-	(2.3)	-	(2.3)
• Shares held in trust	(iv)	(1.0)	-	(1.0)	-	(1.0)	0.3	(0.7)
• Impairment of non-current assets	(v)	-	(12.4)	(12.4)	-	(12.4)	3.7	(8.7)
• Income tax	(vi)	-	-	-	-	-	(0.4)	(0.4)
• Trade discounts and rebates	(vii)	0.2	-	0.2	-	0.2	-	0.2
• Non amortisation of goodwill	(viii)	-	20.1	20.1	-	20.1	-	20.1
• Non depreciation of non-current assets impaired as at 1 July 2004	(ix)	-	2.2	2.2	-	2.2	(0.6)	1.6
• Disposal of foreign denominated subsidiary	(x)	(1.7)	-	(1.7)	-	(1.7)	-	(1.7)
• Business combinations	(xi)	(8.9)	-	(8.9)	-	(8.9)	-	(8.9)
Total movements		**(14.7)**	**9.9**	**(4.8)**	-	**(4.8)**	**2.9**	**(1.9)**
30 June 2005 under AIFRS		**293.0**	**(112.9)**	**180.1**	**(68.5)**	**111.6**	**55.1**	**166.7**

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

The following tables set out the adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005.

30 JUNE 2005
CONSOLIDATED
$M

	Notes	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 30 June 2005 under AGAAP		1,694.2	(63.8)	181.1	0.9	1,812.4
• Defined benefit plans	(i)	-	-	(29.9)	-	(29.9)
• Employee Share Plan Loans	(iii)	(3.4)	-	-	-	(3.4)
• Shares held in trust	(iv)	-	-	3.6	-	3.6
• Shares held in trust reclassification as a "negative" reserve	(iv)	-	(9.7)	(0.5)	-	(10.2)
• Impairment of non-current assets	(v)	-	-	(169.0)	-	(169.0)
• Income tax	(vi)	-	-	5.7	-	5.7
• Trade discounts and rebates	(vii)	-	-	(3.4)	-	(3.4)
Total movement as at 1 July 2004		**(3.4)**	**(9.7)**	**(193.5)**	**-**	**(206.6)**
• Defined benefit plans	(i)	-	-	(1.1)	-	(1.1)
• Share based payments	(ii)	-	-	(2.3)	-	(2.3)
• Shares held in trust	(iv)	-	-	(0.7)	-	(0.7)
• Impairment of non-current assets	(v)	-	-	(8.7)	-	(8.7)
• Income tax	(vi)	-	-	(0.4)	-	(0.4)
• Trade discounts and rebates	(vii)	-	-	0.2		0.2
• Non-amortisation of goodwill	(viii))	-	-	20.1	-	20.1
• Non-depreciation of non-current assets impaired as at 1 July 2004	(ix)	-	-	1.6	-	1.6
• Disposal of foreign denominated subsidiary	(x)	-	-	(1.7)	-	(1.7)
• Business combinations	(xi)	-	-	(8.9)	-	(8.9)
Total movements to profit		**-**	**-**	**(1.9)**	**-**	**(1.9)**
• Disposal of foreign denominated subsidiary (reclassification)	(x)	-	-	1.7	-	1.7
• Repayment of employee share plan loans	(iii)	0.7	-	-	-	0.7
• Actuarial gains/ (losses) defined benefit plan	(i)	-	-	(33.8)	-	(33.8)
• Share based payments	(ii)	-	-	2.3	-	2.3
• Impact of exchange rate movements		-	1.9	-	-	1.9
Net assets as at 30 June 2005 under AIFRS		**1,691.5**	**(71.6)**	**(44.1)**	**0.9**	**1,576.7**

Note 13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

		30 JUNE 2005 CONSOLIDATED $m		
	Notes	AGAAP	Adjustments	AIFRS
Current Assets	(iv)	2,683.8	(9.9)	2,673.9
Non-current Assets				
- Property, plant & Equipment	(v) (vi)	1,298.2	(309.7)	988.5
- Intangible assets	(x) (xi)	332.2	68.2	400.4
- Other	(i) (iii) (iv)	69.3	34.6	103.9
Total Non-current Assets		1,699.7	(206.9)	1,492.8
Total Assets		**4,383.5**	**(216.8)**	**4,166.7**
Current Liabilities		1,390.5	(17.5)	1,373.0
Non-current Liabilities	(i) (iv) (v) (vi) (viii)	1,180.6	36.4	1,217.0
Total Liabilities		**2,571.1**	**18.9**	**2,590.0**
Net Assets		**1,812.4**	**(235.7)**	**1,576.7**

Note 14. **Change In Accounting Policy**

PaperlinX Limited has taken advantage of the election under AASB 1 to not restate for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB *139 Financial Instruments: Recognition and Measurement.*

There are no adjustments for 1 July 2004 or the financial year ended 30 June 2005 as previous AGAAP continues to apply.

As at 1 July 2005, the adjustments to the consolidated entity are as follows:

- under previous AGAAP, not all derivatives were recognised in the balance sheet. On adoption of AASB 139, all derivatives are recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the balance sheet with a corresponding decrease in retained earnings of $0.3 million.
- debt establishment costs which were capitalised and amortised over the term of the borrowing under previous AGAAP, are recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This results in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

Note 15. **Events Subsequent to Reporting Date**

Paperlinx Limited announced on 22 February 2006 the closure of the number 1 paper machine at its Shoalhaven Mill. The closure is part of a broader review of the Australian Paper business aimed at supporting returns in the business through the cycle. The closure will be finalised during the June quarter 2006. The net impact on 2006 full year pre tax earnings is expected to be a charge of approximately $15 million.

In the opinion of the directors of PaperlinX Limited:

1. the financial statements and notes set out on pages 1 to 46 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001;

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 22nd day of February 2005.

D E Meiklejohn
Chairman

T P Park
Managing Director

Scope

The financial report and directors' responsibility

The financial report comprises the condensed consolidated interim statement of income, balance sheet, statement of changes in equity, statement of cash flows, accompanying notes 1 to 15 to the financial statements, and the directors' declaration for the PaperlinX Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2005. The Consolidated Entity comprises PaperlinX Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 *First time adoption of Australian equivalents to International Financial Reporting Standards.*

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of PaperlinX Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

P Jovic
Partner
Melbourne
22nd February 2006

PaperlinX

Interim Results 2005 / 2006

23 February 2006

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview
- PaperlinX 2006 Interim Result
- PaperlinX Merchanting
- Australian Paper
- Outlook
- Questions and Answers

Six Month Overview

- These results reflect a continuation of the adverse trading conditions seen in the second half of fiscal 2005 and are well behind the results for the corresponding period last year (as indicated at our AGM)
- Returns have been maintained in the top quartile of global paper companies as a result of strategic diversification, tight expense management and reduced working capital versus prior period
- A number of key strategic initiatives have been developed and announced that are expected to contribute over $100 million in incremental operating earnings per annum in 2009
- While there have been some positive signs in terms of industry capacity rationalisation and price rise announcements in Europe, the U.S. and Australia, the overall environment has remained difficult and it is too early to call a turn

Macro Economic Environment Unsupportive


USD/AUD Exchange Rate
$0.80
$0.70
$0.60
$0.50
$0.40
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05


Six Month Average Oil Price - Tapis US$/barrel
US$/bbl
70
60
50
40
30
20
10
0
1H00
1H01
1H02
1H03
1H04
1H05
1H06


US GDP Growth (% year on year)
5.0
4.0
3.0
2.0
1.0
0.0
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05


European GDP Growth (% year on year)
5.0
4.0
3.0
2.0
1.0
0.0
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

PaperlinX

Coated Woodfree Paper



100gsm Reels (€ per tonne) - Germany
950
900
850
800
750
700
650
600
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05



Average Value of Coated Freesheet (US$ per tonne)
1050
1000
950
900
850
800
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05



Euro Capacity Utilisation (%)
100
95
90
85
80
75
1Q 00
1Q 01
1Q 02
1Q 03
1Q 04
1Q 05



US Capacity Utilisation (%)
105
100
95
90
85
80
75
70
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05

Source: RISI & Company Data

PaperlinX

Uncoated Woodfree Paper


A4 Cutsize B Grade (€ per tonne) - Germany
1100
1050
1000
950
900
850
800
750
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05


Average Value of Uncoated Freesheet (US$ per tonne)
900
850
800
750
700
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05


Euro Capacity Utilisation (%)
95
90
85
80
75
1Q 00
1Q 01
1Q 02
1Q 03
1Q 04
1Q 05


US Capacity Utilisation (%)
100
95
90
85
80
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05

Source: RISI & Company Data

PaperlinX

Results for six months ended 31 December 2005

- Reported earnings of $35.3 million compare with $30.2 million for the six months ended 30 June 2005 but down 41% on the prior period reflecting a continuation of the difficult macro environment facing the paper industry globally
- EBIT of $79.2 million (down 28% on prior period) includes one-off gain on a property sale partially offset by small one-off restructuring charges
- Negative external factors partially mitigated by reduced working capital (down $123 million on December 2004) and lowering operating expenses in paper merchanting (down more than 3% on prior period)
- A range of strategic initiatives are underway across the Group
  - they range widely in size, style and timing, but are all consistent with our core operating principles and strategic direction
  - one-off restructuring costs are partially covered by profit on non-core asset sales (primarily property)
  - expected to generate over $35 million incremental EBIT benefit in 2007
  - expected to generate over $100 million incremental EBIT benefit in 2009

Financial Summary

		6 months to Dec 2004	6 months to Dec 2005
Sales Volume ('000 tonnes)		2,169	2,111
Sales Revenue	$m	3,891	3,593
EBIT	$m	109.7	79.2
Reported Earnings after Tax (excluding ATC)	$m	59.5 [1]	35.3
Earnings per share (excluding ATC)	cps	13.3 [1]	7.9
Dividend	cps	13.5	5.5
EBIT/Average funds employed	%	8.0	6.1
Net Debt / Net Debt & Equity	%	40.4	39.4

1 including one-off $73 million Australian Tax Consolidation benefit in December 2004, prior year reported earnings were $132.5 and earnings per share was 29.7 cps

Core Operating Principles

Our Core Operating Principles have provided guidance to improve our competitiveness and position ourselves for improved returns going forward.

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team

Major Business Initiatives

Consistent with our core operating principles, a number of key business initiatives aimed at reshaping our existing business platform have been announced that will result in the creation of significant shareholder value

PROJECT	DESCRIPTION	LOCATION	BENEFITS
The Delivery Co launched	Integrate distribution	UK Merchants	Improved customer service, reduced costs, reduced environmental emissions, working capital savings
Netherlands Integration	Integration across 3 businesses	Netherlands Merchants	Enhanced customer service, improved business focus, reduced costs, working capital savings, improved competitiveness
Capacity Balancing	Transfer production from Shoalhaven 1 to Maryvale 3	Shoalhaven/Maryvale	Improved quality and consistency, reduced costs, reduced dependence on exports
Portfolio changes	Exit unsustainable markets	Sweden, Portugal, others	Improves management focus and returns

The Delivery Co



Additional Strategic Initiatives are Underway

There are a range of initiatives that are already underway that look to build on the strength of our existing business platform, to improve productivity and leverage on our global opportunities

INITIATIVE	STATUS	IMPACT
Common European IT platform	• platform selected/initial site underway (Ireland) • roll-out over 3-5 years	Facilitate logistics, supply chain and working capital benefits
Strategic Supplier Alliances	• discussions underway on global basis	Growth, supply chain efficiency, strategic support
Expansion to high margin complementary categories	• industrial packaging • sign & display • graphics	Margin improvements, leverage existing platforms
Growth of own Brands	• focus in all regions	Consistent/reliable supply to customers, proprietary benefits

Strategic Projects

There are also a number of capital investments that are already underway to build on the strength of our existing business platforms, improve quality and reduce costs

INITIATIVE	STATUS	IMPACT
Maryvale PM1 rebuild	• final commercial trials with customers	Improved product quality and performance
Maryvale Pulp mill upgrade	• Project approved, resourced, and underway • 3 year programme	Maryvale pulp self-sufficiency, lower production costs, improved environmental performance, improved quality
Cascades Resources acquisition in Canada	• Awaiting regulatory approval	Regional scale advantages Expansion in graphics/digital

Benefits from Strategic Initiatives

Upfront one-off costs for restructuring projects partially funded from profit on non-core asset sales (primarily property), as funds are released to improve competitiveness and productivity. Sustainable incremental operating earnings from currently identified initiatives expected to exceed $100 million per annum in 2009 with a positive contribution of over $35 million expected in 2007

Restructuring initiatives (The Delivery Company, Netherlands, Shoalhaven Mill)

	2006	2009
One-off costs	(- - -)	
Profit on asset sales	++	
Ongoing Benefits		+++
Net Benefits	($10 - 20m)	$30m+

Additional Strategic Initiatives (Cascades acquisition, European IT Roll-out, Pulp mill upgrade, Strategic supply alliances, Australian Paper M1 upgrade, other)

	2006	2009
Net Benefits		$70m+
Total Potential Benefits	($10 - 20m)	$100m+

Key Financial Measures

		6 months to Dec 2004	6 months to Dec 2005
Working Capital	$m	1,482	1,359
Working Capital / Sales	%	19.0	18.9
EBITDA	$m	162	129
Operating cash flow	$m	8	(32)
Net Interest cover	X	3.0	2.4
EBIT / Average funds employed	%	8.0	6.1
Capital Expenditure (excluding acquisitions)	$m	37	46
Capital Expenditure (including acquisitions)	$m	79	47
Net tangible assets per share	$	2.56	2.41
Net Debt / Net Debt & Equity	%	40.4	39.4

Key Variances in EBIT



EBIT
A$ million
120
100
80
60
40
20
0
1H05
Direct Currency
Volume/mix
Price/Margin
Manufacturing costs
Expenses
Other
1H06

Corporate and Other

		6 months Dec 04	6 months Dec 05	Change %
Sales Revenue	$m	52	51	(2)
Earnings before Interest & Tax	$m	(12.8)	(15.4)	(20)

- Underlying corporate costs were at a similar level to prior period
- While Tudor Group made a positive contribution, earnings continue to be impacted by low priced import competition, with reduced pricing affecting margins
- Prior period one-off benefits were not repeated

Merchanting – Consolidated Result

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	1,931	1,885	(2)
Sales Revenue	$m	3,618	3,337	(8)
Earnings before Interest & Tax	$m	105.7	92.0	(13)
Return on Average Funds Employed	%	11.4	11.0	


000 mt
SALES VOLUME
2000
1600
1200
800
400
0
6 mths to Dec '04
6 mths to Dec '05


$m
EBIT
120
100
80
60
40
20
0
6 mths to Dec '04
6 mths to Dec '05

Merchanting - Europe

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	1,276	1,231	(4)
Sales Revenue	€m	1,423	1,371	(4)
Earnings before Interest & Tax	€m	42.4	38.4	(10)

- European market remained challenging, with UK economy softening throughout the period. UK advertising spend down over 2% in September quarter reflecting particularly soft retail market
- Lower volume primarily driven by the UK slowdown, restructurings in France and Germany, as well as first quarter supply restrictions due to Finnish strike and impact of failed mill coated paper price increase in Q4 of fiscal 2005
- Average pricing stable, composed of positive improved stock/indent mix and branding countered by declines in key woodfree grades
- Some positive signs are emerging in Continental Europe, with cut size price increases appearing to hold

Merchanting - Europe continued

- Total expenses down 3.4% driven by strong performance in operating expenses and restructuring benefits
- Strong performance from Denmark benefiting from early integration of Hestbech
- Working capital continued to reduce, with improved performance on all measures
- Key projects underway include:
  - The Delivery Co (integrated UK logistics)
  - Netherlands integration
  - European IT rollout
- Results include €3.5m profit on sale of building in Denmark, and restructuring costs in the UK and Ireland

Merchanting – Australia and New Zealand

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	311	307	(1)
Sales Revenue	A$m	531	512	(4)
Earnings before Interest & Tax	A$m	17.2	12.1	(29)

- Strong competition and the strong Australian dollar have resulted in selling prices in Australia being down 2% on the prior period and in New Zealand selling prices were 8% below last year
- January pricing announced to recover input costs
- Overall volume down 1%
- Expenses over 6% lower than prior period. Savings from prior year warehouse consolidation and improved debtor control
- Working capital reduced versus prior year

Merchanting - North America

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	216	218	1
Sales Revenue	US$m	332	351	6
Earnings before Interest & Tax	US$m	10.1	11.7	16

- North American markets reasonable, with overall selling prices higher largely on the back of producer discipline with significant amounts of high cost production being shut
- Overall volumes in line with the prior year, with improvements in warehouse volumes largely offset by lower indent/direct ex-mill volumes
- Converted and proprietary branded volumes were up 17% across North America
- Expenses contained (ex sales commission flow on)

Merchanting - North America - continued

- Coast Paper benefited from a range of internal management initiatives to be well ahead of the prior period, with improved working capital and expenses
- Kelly Paper also had a strong rise in profit with improved margins as this business continues to compliment Spicers in terms of market penetration in the US
- Reduced working capital combined with improved operating earnings resulted in a healthy improvement in returns
- Acquisition of Cascades Fine Paper merchanting division announced in November with completion expected by March 2006 pending regulatory approval

Merchanting - Asia

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	37	43	16
Sales Revenue	S$m	55	63	15
Earnings before Interest & Tax	S$m	2.0	2.5	26

- Healthy regional demand, however new Chinese capacity has kept pressure on prices
- Benefit of restructuring and focus on profitable businesses
- Market share gains supporting 16% volume growth
- Expense savings resulting from back office consolidation
- Working capital reduced and returns increased

Paper Trading and Other

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	91	84	(8)
Commission Volume	'000 tonnes	131	140	7
Sales Revenue	A$m	85	69	(18)
Earnings before Interest & Tax	A$m	(1.6)	(0.4)	75

- Commission based business, with reduced sales volumes from Australian Paper (planned export reduction)
- Start up of Chinese capacity negatively impacted regional supply/demand balance
- Restructuring charge following closure of European trading business

Australian Paper - Consolidated Result

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	426	414	(3)
Sales Revenue	A$m	479	467	(3)
Earnings before Interest & Tax	A$m	16.8	2.6	(84)
Return on Average Funds Employed	%	3.7	0.8	



000 mt
SALES VOLUME
500
400
300
200
100
0
6 mths to Dec '04
6 mths to Dec '05



$m
EBIT
20
15
10
5
0
6 mths to Dec '04
6 mths to Dec '05

PaperlinX

Australian Paper - Overall

- Overall operating earnings have been severely impacted by lower pricing and the inability to recover cost increases over three years. While the period on period variation of these is smaller than in prior years, in dollar terms, this remains the overarching issue
- Global issues have not eased, and input costs have continued to rise, eroding margins
- Overall volumes lower as export sales reduced where cash contributions were negative. Domestic volumes increased 2% overall, while exports were down over 17%
- All major capital projects on track, M1 upgrade complete, pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs, and improve environmental impact on track
- Closure of number 1 paper machine at Shoalhaven Mill announced, with volume transferring to Maryvale, resulting in reduced exports. $15 million charge to earnings in second half of fiscal 2006
- Price increases announced for Australia in February of 2 - 5%

Australian Paper - Communication Papers

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	256	255	-
- Australia / New Zealand	%	75	80	
Sales Revenue	$m	350	344	(2)
Earnings before Interest & Tax	$m	10.6	(0.2)	na

- Domestic sales volumes began to recover, volumes up 6% versus prior largely due to improved sales of office papers. Key Reflex® brand of copy paper launched range of new products including Reflex® Platinum and papers containing increased recycled content.
- Total office paper volumes up 4% and domestic office papers sales up 24%
- New advertising supporting core "Rely on Reflex" message commenced February 2006
- Overall Australian market demand stable with key issue still low priced imported paper. Average prices 1.5% lower versus prior period

Australian Paper - Packaging Papers

		6 months Dec 04	6 months Dec 05	Change %
Sales Volume	'000 tonnes	169	159	(6)
- Australia / New Zealand	%	78	79	
Sales Revenue	$m	129	123	(5)
Earnings before Interest & Tax	$m	6.2	2.8	(55)

- Australian linerboard segment impacted by lower demand by key customers due to increasing competition
- Export receipts negatively impacted and export volumes reduced.
- Continued negative impact from sack and bag segment for the half with lower domestic volumes and reduced export receipts
- Upgrade of Maryvale number 1 semi-extensible sack kraft paper machine completed with start-up and trials running to plan. Benefits expected to accrue in second half with volumes beginning to recover as customer trials of improved product are completed
- Efficiencies on Maryvale number 4 have improved from F'05 levels through the period

2006 Interim Summary

- Net earnings of $35.3 million reflects the impact of adverse trading conditions, with average selling prices lower in most areas, supply imbalances remaining in a number of markets and a high Australian dollar impacting on manufacturing
- Currency and cost increases have continued to depress our Australian Paper manufacturing business
- Improvements in North America and Asia highlight the upside potential when pricing stabilises or increases
- Healthy merchanting ROAFE of 11% in historically weak markets reflects reduced expenses (over 3%) and working capital reductions along with integration benefits realised.
- Strategic acquisitions and small bolt-ons continue to drive value in merchanting
- A growing list of strategic projects to improve competitiveness / productivity expected to generate annual sustainable operating earnings benefit over $100 million in 2009, with $35 million benefit in 2007
- Dividend reflects a 70% payout ratio, unfranked

Business Outlook - Overall

- No positive upturn in markets yet anticipated
  - announced capacity reductions in NA / Europe will be positive over time
  - overall demand remains modest
  - some pricing to recover recent lost ground
- PaperlinX has configured towards more profitable volumes
- Ongoing delivery of reduced costs and working capital
  - progress over last 2 years (since acquisition of Buhrmann's paper merchanting) to continue
- Strong list of productivity/competitiveness projects generated and resourced
  - profit on sale of non-core assets (primarily property) to partially fund restructuring
  - net fiscal 2006 cost of $10-20 million including $15 million charge for closure of Shoalhaven PM1
  - +$35 million benefit in 2007
  - +$100 million benefit in 2009
- Merchanting growth opportunities are being addressed to leverage the existing global platform and build value
  - Cascades Resources acquisition in Canada
  - small bolt-ons in Europe
  - divestments as appropriate
- Focus remains on improved competitiveness, economic profit and shareholder returns through the cycle

Our Key Brands

motif®

Pacesetter™
Gloss & Matte

9lives™

Australian

impress.

OZ

CORE
THE ESSENTIALS

tango®
always performing

HELLO

SAXTON

OPTIX
see the difference

REFLEX®

Tudor

SpringLeaf
Affordable creative papers

PRESS RELEASE

2 March, 2006

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PAPERLINX COMPLETES ACQUISITION OF CASCADES RESOURCES

PaperlinX has today announced the completion of the acquisition of Cascades Resources, a Canadian paper merchant, effective 28 February 2006. As previously advised, we expect that the acquisition will be earnings per share positive in year 1 and produce a return on investment of at least 15% by the end of year 3 in line with PaperlinX investment criteria.

PaperlinX has agreed with the Canadian Competition Bureau to divest certain elements of the business in Alberta and British Columbia. This will have the impact of lowering the net acquisition cost and overall size of the business being acquired, but does not materially impact the fundamental benefits of the acquisition for PaperlinX.

The net final price will be subject to some closing adjustments, and is expected to be lower than the C$85 million (A$97 million) first announced. The net EBIT benefit expected by the Group from the strategic initiatives highlighted in the recent half year results announcement will not be affected by any closing adjustments.

Commenting on the completion, Managing Director of PaperlinX, Tom Park said, "We are very pleased to have completed this acquisition, and look forward to working with our new colleagues at Cascades Resources. This acquisition is a logical step for PaperlinX, and is an excellent fit with our existing North American paper merchanting businesses."

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

Forward looking statements in this Release are based on assumptions that may change and result in the actual performance or achievements of PaperlinX being materially different from those expressed or implied by such statements. You are therefore cautioned not to place undue reliance on such forward looking statements and to seek professional advice before investing in PaperlinX shares.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry J Jackson
Date of last notice	7 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 February 2006
No. of securities held prior to change	31,692
Class	Fully paid ordinary shares
Number acquired	9,288
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.28 per share
No. of securities held after change	40,980
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	7 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 February 2006
No. of securities held prior to change	55,312 – Direct 4,457 - Indirect 50,855
Class	Fully paid ordinary shares
Number acquired	2,944
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.28 per share
No. of securities held after change	58,256
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	17 October, 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 February 2006
No. of securities held prior to change	24,295 - Direct 14,980 - Indirect 9,315
	Fully paid ordinary shares
Number acquired	8,377
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.28 per share
No. of securities held after change	32,672
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options having an exercise price of $2.77 (being the volume weighted average price of PaperlinX shares for June 2005) per 1 PaperlinX Ordinary share, exercisable after 3 years.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not quoted
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to employees pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 March 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
446,182,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,552,160	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:3 March 2006
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

82-5061

PaperlinX

Half Year Financial Report 2006

Building Strong **Partnerships**

International Growth Provides Balance

In 2000, PaperlinX was an Australian paper manufacturer with 2,500 employees. Over the past six years we have established a global position in paper merchanting to provide a balanced business platform for the future, and we have applied strict acquisition criteria to build this platform.

Today, we continue to be a unique Australian paper manufacturer and we are now the world's leading fine paper merchant with around 10,000 employees in 30 countries across Asia, Australasia, Europe, North America and South Africa.

Our well diversified earnings base has maintained our returns in the top quartile amongst our global peers, with a solid return of 11% in paper merchanting.

We are leveraging the benefits of our global position by building mutually beneficial partnerships with our suppliers, servicing pan-regional customers and strengthening our key markets through organic growth and bolt-on acquisitions.

Our most recent acquisition of Cascades Resources announced in November 2005 and awaiting competition approval, doubles the size of our operations in Canada and establishes PaperlinX as Canada's leading supplier of fine paper and graphic arts supplies and equipment.

While we will continue to acquire complementary businesses, there are significant opportunities for profitable growth from our existing platform. We are taking the best processes and initiatives and applying them across our operating companies. Our focus remains on the tight control of working capital and extracting costs from our businesses to provide the funds for growth.

In November, we disclosed plans to establish a new UK logistics company, 'The Delivery Co' to operate as a dedicated service provider to our four merchants. More recently we announced the integration of the back office services of our three merchants in the Netherlands.

In Australia, our manufacturing business Australian Paper is working towards delivering 12% returns across the cycle. We are investing in areas of opportunity such as improving the quality of our products, the pulp mill upgrade at Maryvale Mill and investing in the growth of our brands such as Reflex®. The recent announcement of the closure of the Shoalhaven number 1 paper machine will rebalance capacity and improve product returns whilst ensuring we meet our domestic customer requirements.

Across the Group we are focused on unlocking growth opportunities and delivering long-term sustainable returns for our shareholders.

In this result we have highlighted an expected $100 million in sustainable operating earnings from current management initiatives. Your Company will look to continue to build on this internally generated earnings growth, while also ensuring we maximise our already significant earnings upside leverage from any improvements in demand and prices for paper globally.

Vision

Our vision is to be recognised as the leading international paper company

We will realise this vision by creating value for our shareholders and stakeholders as follows:

Customers:	Strong value driven partnerships
Suppliers:	Superior strategic alliances
Employees:	High point of working life
Shareholders:	Consistent Earnings per Share (EPS) growth with improving returns

while rigorously pursuing our belief in employee safety, legal and regulatory compliance and positive environmental management.

Our Financial Targets

PaperlinX has established strategic financial targets to assist in delivering shareholder value

ROAFE* through the cycle:

– Australian Paper	12%
– Merchanting	15%

Increase EPS through profitable growth

**Return on Average Funds Employed (ROAFE) = earnings before interest and tax (EBIT)/average funds employed.*

PaperlinX Results for the Half Year ended 31 December 2005

PaperlinX has reported operating earnings (EBIT) of $79.2 million and after tax earnings of $35.3 million for the first half of fiscal 2006. The current result and prior periods have been reported under AIFRS.

- These results reflect a continuation of the adverse trading conditions experienced in the January/June 2005 period which impacted volumes and selling prices. The after tax profit compares with $30.2 million for the six months ended 30 June 2005, but is below the prior corresponding period.
- Despite reduced returns in the half year, PaperlinX return on funds employed has been maintained in the top quartile of global paper companies as a result of strategic diversification, tight expense management (merchant expenses more than 3% lower versus prior period) and continued reductions in working capital (down $123 million from last December). The merchanting businesses returned 11% on funds employed, exceeding our cost of capital.
- Including the announcement in February 2006 on the Shoalhaven Mill, strategic initiatives expected to contribute over $100 million of sustainable incremental operating earnings in 2009 and over $35 million to operating earnings in 2007 have been developed and announced over the past year.
- The interim dividend of 5.5 cents per share represents a 70% payout ratio.

PaperlinX Limited and controlled entities		6 months ended 31 December 2005	2004	% change
Sales revenue	($M)	3,593	3,891	(8)
Earnings from ordinary activities before interest, income tax, amortisation and depreciation	($M)	129.4	161.7	(20)
Earnings from ordinary activities before interest and income tax	($M)	79.2	109.7	(28)
Earnings from ordinary activities before tax	($M)	46.3	73.4	(37)
Earnings from ordinary activities after income tax	($M)	35.3	59.5(1)	(41)
Key ratios				
Earnings from before interest and income tax to average funds employed	(%)	6.1	8.0	
Working capital to sales	(%)	18.9	19.0	
Net interest cover (times)	x	2.4	3.0	
Net debt/net debt and equity	(%)	39.4	40.4	
Earnings per share (excluding ATC)	(cps)	7.9	13.3(1)	
Dividend per share	(cps)	5.5	13.5	

(1) Excludes benefit of entering Australian Tax Consolidation regime of $73 million.

Note: In this statement, currency is in Australian dollars unless otherwise indicated.

Commentary on the Group Interim Results

Introduction

PaperlinX's financial results for the six months ended 31 December 2005 reflect a continuation of the difficult market conditions seen during fiscal 2005 and the adverse conditions particularly seen in the second half of that year. Reported profit after tax of $35.3 million compared with $30.2 million for the six months ended 30 June 2005, but was 41% below the prior corresponding period (excluding prior year benefits of Australian Tax Consolidation).

These results have been impacted by static global paper demand, excess global supply of paper and a weak US$ resulting in lower volumes and continued weak paper selling prices in Australia/New Zealand and Europe.

Specific impacts in Europe also included reduced supply during an industry wide strike in Finland and flow-on impacts from a failed mill coated paper price increase in the fourth quarter of fiscal 2005. These negative factors have been mitigated to some extent by good progress on reducing working capital and lowering operating expenses (merchants down more than 3%). While returns are well below our target, they remain in the top quartile of global paper companies.

To redress the marketplace issues and to improve our competitiveness, projects and other initiatives that are expected to result in at least $100 million per annum of sustainable incremental contribution to operating earnings in 2009 have been developed over the past year and are currently under way. Payback of most initiatives is short, with positive net benefit to operating profit expected in 2007 of over $35 million.

One off costs associated with these initiatives will be incurred in 2006, partially funded from one off benefits arising primarily from the profit on sale of non-core assets (including property). The net negative impact on 2006 pre tax earning is expected to be $10–$20 million, including a $15 million charge for the closure of the Shoalhaven number 1 paper machine. Working capital reductions and minor impacts on debt levels will also result.

Initiatives announced over the past year include:

- Upgrade to Maryvale kraft pulp capacity and bleach plant
  - to improve paper quality, reduce pulp costs and improve our environmental impact.
- Closure of Shoalhaven number 1 paper machine and transfer of production to Maryvale
  - to improve overall operating efficiency by replacing unprofitable products made for the export market at Maryvale with products that are currently manufactured on Shoalhaven number 1 paper machine. Overall capacity will reduce by 40,000 tonnes, and 98 positions will be lost.
- Netherlands integration
  - integration of businesses to realise synergies in commercial print and packaging services. The changes will be phased in over the first half of calendar 2006 and are expected to result in a reduction of approximately 60 jobs.
- Establishment and roll-out of The Delivery Co in the UK
  - integration of the individual logistics operations of our UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities.
- Roll-out of common European IT systems
  - creation of a common IT platform to improve inventory and warehouse control in order to improve working capital management, deliver a range of other synergy benefits and improve service to our customers.
- Progression of enhanced alliances with strategic suppliers
  - working with strategic suppliers to build competitiveness and grow volumes together.

- Successful upgrade of the number 1 paper machine at Maryvale Mill
  - world-class product quality to enhance our competitive position.
- Acquisition of Cascades Resources in Canada
  - build economies of scale and realise synergies by consolidating existing businesses in Canada.
- Closure of Portuguese paper merchant business, Tulipel (February 2006)
  - exiting a small, poorly performing business.
- Successful integration of Hestbech in Denmark
  - leverage consolidation benefits with existing businesses.

Paper Merchanting

The Paper Merchanting businesses achieved earnings before interest and tax of $92 million, down $14 million (13%). The decline in earnings was primarily due to lower average prices and lower volumes, particularly in the UK and Australia/New Zealand markets. Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Return on average funds employed was 11%, above our cost of capital. Overall expenses reduced by more than 3% as management made good progress against targets. Working capital reductions have continued, with all businesses at lower levels than in the prior corresponding period. The overall working capital to sales ratio reduced to 16.1% from 16.5%. Operating earnings were impacted by lower earnings primarily in Europe (down 9% in local currency) and in Australia/New Zealand (down 29%). Strong improvements were seen in North America (up 16%) and Asia (up 26%).

Australian Paper

Earnings from Australian Paper have remained under significant pressure. Operating earnings of $2.6 million reflect the continued impact of depressed Australian paper selling prices as a combined result of a strong Australian dollar and oversupply in global paper markets. This has meant a continued high level of paper imports lowering paper selling prices in Australia. The strong Australian dollar has also resulted in lower returns from exports, which are priced in US dollars.

In addition, Australian Paper has continued to face input cost increases, such as fuel oil and chemicals, that it is unable to pass on in the current price environment; these have also adversely impacted operating margins.

The upgrade of the number 1 paper machine at Maryvale Mill has been completed and the machine start-up phase has gone to plan, with product tested successfully with customers. The pulp mill project is progressing as planned, with considerable progress made on negotiation and selection of major equipment packages. PaperlinX has also announced the closure of the number 1 paper machine at the Shoalhaven Mill to rebalance capacity towards higher returning markets, with a charge against profits in the second half of around $15 million.

Operating Earnings

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the six months to 31 December 2005.

	EBIT		Sales Revenue		Total Assets	
	Dec 2005 $M	Dec 2004 $M	Dec 2005 $M	Dec 2004 $M	Dec 2005 $M	Dec 2004 $M
Industry Segments						
Merchanting and Trading						
Asia	2.0	1.6	51	45	55	50
Australia/New Zealand	12.1	17.2	512	531	423	477
Europe[1]	62.5	74.5	2,234	2,499	2,038	2,262
North America	15.8	14.0	471	459	400	350
Paper Trading and Other	(0.4)	(1.6)	69	84	34	42
Total Merchanting and Paper Trading[1]	92.0	105.7	3,337	3,618	2,950	3,181
Communication Papers	(0.2)	10.6	344	350	622	610
Packaging Papers	2.8	6.2	123	129	295	298
Corporate and Other	(15.4)	(12.8)	51	52	128	101
Operating earnings before interest and income tax	79.2	109.7				
Net interest	(32.9)	(36.3)				
Income tax expense	(11.0)	(13.9)[2]				
Outside equity interests						
Inter-segment sales			(262)	(258)		
Unallocated assets (deferred tax assets)					83	74
Total	35.3	59.5[2]	3,593	3,891	4,078	4,264

[1] Includes benefit of sale of property in Denmark of €3.5 million partially offset by one off costs of restructurings.

[2] Excludes benefit of entering Australian Tax Consolidation regime of $73 million.

Operating Earnings continued

Working Capital

Working capital for the Group at December 2005 of $1,359 million was $123 million (including currency benefits) or 8% lower than December 2004. Working capital in all major operating regions decreased as a result of our continued focus on this key area. The working capital to sales ratio was 18.9% compared to 19% in the prior corresponding period, with merchants reducing from 16.5% to 16.1%. All three components of working capital improved versus the prior period.

Working Capital – currency adjusted



1,500
1,400
$m
1,300
Trend
1,200
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05

Dividend

Directors have declared an unfranked interim dividend of 5.5 cents per share representing a 70% payout ratio.

The interim dividend will be mailed on 5th April 2006 to shareholders on record as of 15th March 2006 as being entitled to the dividend.

Financial Position

At 31 December 2005, PaperlinX has a gearing ratio of net debt to net debt plus equity of 39.4%, which is lower than last December and the Group's target range of 40% to 50%. Interest cover was 2.4 times. Both of these ratios are in compliance with debt covenants.

Cash generated by operations excluding working capital movement was $89 million. Net cash flow from operations after working capital movements was seasonally low at $(32) million, impacted by the seasonal rise in working capital between June and December. Net debt has reduced to $1,017 million compared to $1,123 million at the same period last year.

There have been no significant changes in funding arrangements. PaperlinX has an appropriate mix of long, medium and short-term debt, and has undrawn lines of credit available to it beyond current foreseeable needs.

Capital expenditure in the period was $46 million which was 91% of depreciation. In the last six months PaperlinX has committed to an upgrade of its pulping capacity and associated facilities at the Maryvale Mill at a cost of $203 million over the next three years, and announced the acquisition of Cascades Fine paper merchanting division for A$97 million. PaperlinX has funding available for its current and planned projects.

Australian Tax Consolidation

In the first half of fiscal year 2005 (the prior corresponding period from 1 July 2004 to 31 December 2004) PaperlinX recorded a one off $73 million gain from its election to form a tax consolidation group in Australia from 1 July 2003. Details have been previously reported.

Australian International Financial Reporting Standards (AIFRS)

These results are reported against the Australian equivalents to the International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The prior corresponding period results have also been restated.

Employees

As at 31 December 2005 PaperlinX had 9,239 employees, down 3.5% versus prior year and down 4.7% versus two years ago. 30% of our employees are in Australia, 56% in Europe and 13% in North America.

Environmental

There have been some significant steps undertaken to improve overall environmental performance with the announcement of the Maryvale Pulp Mill upgrade and introduction of the ECF (elemental chlorine free) bleaching process. This will reduce air emissions, odour, greenhouse gas emissions and liquid waste as well as provide strong economic benefits. Key projects across the logistics activities will improve fleet utilisation and reduce overall greenhouse gas emissions.

During the period Spicers Paper in Australia, the US and Hong Kong achieved Forest Stewardship Council (FSC) environmental chain of custody certification.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the period.

Safety

The Group's rolling 12 month LTIFR (lost time injury frequency rate) has declined by 42% to 5.7, with clear improvement by our European businesses since acquisition. The MTIFR (medically treated injury frequency rate) over the same period has reduced by 33%. Safety is a key focus for PaperlinX and receives significant attention by management and the Board.

12 month rolling LTIFR


12
11
10
9
8
7
6
5
4
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05

Injuries per million hours worked

Balance Sheet

PaperlinX Limited and controlled entities		December 2005	June 2005
Current assets	($M)	2,593.7	2,673.9
Non current assets	($M)	1,484.7	1,492.8
Total assets	($M)	4,078.4	4,166.7
Current liabilities	($M)	1,291.3	1,373.0
Non current liabilities	($M)	1,223.0	1,217.0
Total liabilities	($M)	2,514.3	2,590.0
Shareholders' equity	($M)	1,564.1	1,576.7
Key Balance sheet ratios			
Net debt	($M)	1,017.1	873.5
Net debt to net debt and shareholders' equity	(%)	39.4	35.7
Net debt to shareholders equity	(%)	65.0	55.4
Net tangible assets per share	($)	2.41	2.44

Income Statement

PaperlinX Limited and controlled entities	6 months ended 31 December 2005 $M	2004 $M
SALES REVENUE	3,593.0	3,891.4
Operating earnings before depreciation, amortisation, interest and income tax (EBITDA)	129.4	161.7
Depreciation and amortisation	(50.2)	(52.0)
Operating earnings before interest and income tax (EBIT)	79.2	109.7
Net interest expense	(32.9)	(36.3)
Operating profit from ordinary activities before income tax	46.3	73.4
Income tax expense on operating profit	(11.0)	(13.9)
Outside equity interests	0.0	0.0
Net profit after tax	35.3	59.5[1]

[1] Excludes benefit of entering Australian Tax Consolidation regime of $73 million.

Return on Average Funds Employed[1]

		6 months December 2005	6 months December 2004
Merchanting*	(%)	11.0	11.4
Australian Paper*	(%)	0.8	3.7
PaperlinX Group	(%)	6.1	8.0

** before allocation of corporate overheads.*

[1] EBIT/average funds employed.

Summary

Market conditions in the six months to 31 December 2005 reflected a continuation of the adverse trading conditions of the immediately preceding six months. The negative movement in the paper cycle over recent years has been magnified in Australia by the weakening of the US dollar. Globally we are now seeing announced strategic capacity reductions which are positive to the industry environment, and in time could underpin pricing as is occurring following capacity reductions in North America.

We expect that one off costs associated with initiatives already announced will be partially offset by one off gains in areas such as profit on the sale of non-core assets (including property). The expected net negative impact in the 2006 financial year pre tax earnings is $10–$20 million in total, including the $15 million charge for the closure of the number 1 paper machine at Shoalhaven. Payback of most of the initiatives underway is short with expected positive contribution to earnings of over $35 million in 2007 and over $100 million per annum in 2009.

The results for the 2006 financial year will be heavily influenced by the direction of the key external variables: paper demand and selling prices, global currency relativities and movements in key input costs. However, the Group has made significant progress on the key areas within its control, and has a range of initiatives under way to improve profitability along with plans for continued reduction in working capital and seasonal improvement in operating cash flow through June 2006.

Merchanting

		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	1,885	1,931
Sales revenue	(A$M)	3,337	3,618
Earnings before interest and tax	(A$M)	92.0	105.7
Return on Average Funds Employed	(%)	11.0	11.4

Paper Merchanting operating earnings were negatively impacted by soft markets in Europe, particularly in the UK. Volumes were additionally negatively impacted by some restructuring activities in France and Germany, and the effects of supply constraints following a strike in Finland and a failed European mill price rise announcement in the last quarter of fiscal 2005.

Continued focus on costs and the benefits from prior restructuring initiatives saw overall operating expenses down 3% versus the prior corresponding period.

Australia and New Zealand		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	307	311
Sales revenue	(A$M)	512	531
Earnings before interest and tax	(A$M)	12.1	17.2

The major impacts on results for our Australia/New Zealand merchants were reductions in selling prices of 2% in Australia and 8% in New Zealand as a result of competitive market pressures and the strong Australian dollar. This impacted gross margins, despite a strong 6% reduction in operating expenses.

North America

North America		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	218	216
Sales revenue	(US$M)	351	332
Earnings before interest and tax	(US$M)	11.7	10.1

While North American volumes were stable, overall selling prices benefited from producer discipline with significant amounts of high-cost capacity being closed. Earnings also benefited from an improved product mix with a 17% lift in converted and proprietary branded papers and improved warehouse to direct/ex-mill sales mix.

Coast Paper in Canada saw a strong lift in earnings, benefiting from a range of management initiatives over the past two years, while Kelly Paper in the US continued to perform well. All units improved working capital which, in combination with the improved earnings, saw a strong lift in returns. The $97 million acquisition of Cascades Resources in Canada announced in November 2005 is expected to complete in March 2006 following the appropriate approvals.

Europe

Europe		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	1,231	1,276
Sales revenue	(M)	1,371	1,423
Earnings before interest and tax	(€M)	38.4	42.4

The European market has remained challenging, with the UK economy softening throughout the period. UK advertising spending was down over 2% in the September quarter reflecting a particularly soft retail market. Average pricing was down marginally, as improved product mix countered lower prices in key woodfree grades. Overall volumes were impacted by issues already mentioned.

Total operating expenses and working capital were down versus the prior corresponding period. Key initiatives announced during the period include the establishment of The Delivery Co in the UK, the Netherlands integration project and the commencement of the implementation of a common European IT platform. Results also included a €3.5 million gain on the sale of a building in Denmark, restructuring costs in the UK and a small sign and display acquisition in Italy. We have also exited our small position in the Portuguese market in February 2006.

Asia		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	43	37
Sales revenue	(S$M)	63	55
Earnings before interest and tax	(S$M)	2.5	2.0

The overall Asian market has seen healthy demand, however, new Chinese capacity has kept prices under pressure. Market share gains, reduced expenses resulting from back office consolidations and reduced working capital all combined to produce a solid earnings increase.

Paper Trading and Other		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	84	91
Commission volume	('000 tonnes)	140	131
Sales revenue	(A$M)	69	84
Earnings before interest and tax	(A$M)	(0.4)	(1.6)

Paper Trading is a largely commission based business, so as Australian Paper reduced export sales, trading results were impacted. The major impact in the half year was a restructuring charge following closure of a loss making European trading business.

Australian Paper

		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	414	426
Sales revenue	(A$M)	467	479
Earnings before interest and tax	(A$M)	2.6	16.8
Return on average funds employed	(%)	0.8	3.7

Lower earnings continued to reflect the impact of depressed selling prices in Australia as a result of a strong Australian dollar and oversupply in global paper markets. We have not been able to pass on rising input costs, such as oil and chemicals, in this environment and margins have therefore continued to erode.

The upgrade of the Maryvale Mill pulp capacity to improve paper quality, reduce pulp costs and improve our environmental impact, announced in August 2005, is on track. In February 2006, the closure of the number 1 paper machine at the Shoalhaven Mill was announced with a reduction of 40,000 tonnes of capacity and a loss of 98 positions.

Price increases of 2.5% have been announced on several grades in January 2006 to begin to recover increased costs.

Australian Paper: Communication Papers		**6 months Dec 2005**	**6 months Dec 2004**
Sales volume	('000 tonnes)	255	256
– Australia/New Zealand	(%)	80	75
Sales revenue	(A$M)	344	350
Earnings before interest and tax	(A$M)	(0.2)	10.6

The impact of the strong Australian dollar has persisted, causing paper selling prices in Australia to decline and to reduce returns from exports. There has been an active drive to increase domestic sales volumes, which saw an improved mix. The key Reflex® brand of copy paper launched a range of new products including Reflex® Platinum and papers containing increased recycled content.

Australian Paper: Packaging Papers		6 months Dec 2005	6 months Dec 2004
Sales volume	('000 tonnes)	159	169
– Australia/New Zealand	(%)	79	78
Sales revenue	(A$M)	123	129
Earnings before interest and tax	(A$M)	2.8	6.2

Overall volumes decreased due to lower demand from key linerboard customers and reduced exports due to market softness. The second half should see the benefit of the upgrade to the Maryvale number 1 semi-extensible sack kraft machine, which has now been completed.

Corporate and Other

		6 months Dec 2005	6 months Dec 2004
Sales revenue	(A$M)	51	52
Earnings before interest and tax	(A$M)	(15.4)	(12.8)

While underlying corporate costs were at a similar level to the prior corresponding period, one-off benefits were not repeated. Tudor Group made a positive contribution, but earnings were impacted by low priced imports, with reduced pricing affecting margins.

Our Key Brands

AUSTRALIA

Office Paper

REFLEX

Australian

OPTIX see the difference

Specialty

impress.

SAXTON

OPTIX see the difference

TABLEX.

GLOPAQUE A Great Australian Runner

Acclaim

revive SILK

9lives 80

Packaging and Industrial

APMIL

Postspeed pushing the envelope

Stationery

tudor

OLYMPIC

QUEEN'S SLIPPER

EUROPE

HELLO The answer.

CORE

motif

9lives

NORTH AMERICA

Discovery Gloss & Dull

Endeavour Gloss & Velvet

Pacesetter Gloss & Matte

tango always performing

KELLY COPY

NewPage

ASIA

SpringLeaf Affordable creative papers

BonArt

Corporate Directory

Registered Office and Head Office
PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia
Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com

Share Registry
PaperlinX Share Registry
Yarra Falls,
452 Johnston Street
Abbotsford
Victoria 3067
Australia
Telephone: 1800 232 867 or
+61 3 9415 4000
Facsimile: +61 3 9473 2500
Internet: www.computershare.com.au

PaperlinX

This publication is printed on
Saxton Brilliant White Vellum 100gsm
manufactured by Australian Paper's
Shoalhaven Mill in New South Wales,
Australia.